FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission file number 0-30364

NDS GROUP PLC

(Name of Registrant)

One London Road, Staines, Middlesex, TW18 4EX, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ **Form 40-F** ☐

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): X

Indicate by check mark of the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ **No** ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDS Group plc

Date: 1 October 2004

By: /s/ A Peled

Dr Abraham Peled
President & Chief Executive Officer

BEST AVAILABLE COPY

NDS





World Leader • World Vision

Annual Report and Accounts

[illegible]





World Leader • World Vision

Annual Report and Accounts

Year ended 30 June 2004









Who we are

NDS is the leading global supplier of open end-to-end digital pay-TV solutions for the secure delivery of entertainment and information to television set-top boxes and IP devices.

What we do

NDS enables broadcasters, network operators and content providers to profit from the deployment of digital technologies including innovative solutions for personal TV, interactivity, secure broadband, home networks and content on the go.

Contents

- VideoGuard® deployed in more than 44 million set-top boxes
- Major new contracts signed in the US, China and Korea
- DIRECTV renewed conditional access contract
- MediaHighway™ middleware technology acquired from Thomson
- MediaHighway subscribers exceeded 20 million
- XTV selected by six platforms including BSkyB, FOXTEL and Sky Latin America
- FOXTEL, Viasat and Sky Italia all relaunched with VideoGuard

Revenue


250
200
150
100
50
0
(£million)
99 00 01 02 03 04

EBITA


60
50
40
30
20
10
0
(£million)
99 00 01 02 03 04

NDS VideoGuard Customers
As of 31 December


40
35
30
25
20
15
10
5
0
Customers
92 93 94 95 96 97 98 99 00 01 02 03 04
Year to date

Subscriber Growth
As of 30 June


45
40
35
30
25
20
15
10
5
0
Subscribers (millions)
1.3 2 2.7 3.8 5.4 7.4 9.9 13 18.5 24.5 29.6 34.4 44
92 93 94 95 96 97 98 99 00 01 02 03 04

34%

NDS has approximately 34% market share of digital conditional access systems worldwide

2,000

NDS employs over 2,000 people (1,400+ employees dedicated to pioneering development work)

$20bn

NDS protects more than $20 billion of service revenues worldwide

Our Global Presence


VOOM
Cablevision
DIRECTV
RCN
NDS Americas
Innova
Media Overseas
Sky Colombia
DIRECTV LA
Sky Brasil
Sky Chile

Digital television is one of the largest growth markets in the world today. More than 44 million set-top boxes contain VideoGuard conditional access while 20 million have MediaHighway middleware.

BSkyB retains its leading position in the UK. The XTV-based Sky+ product is used by more than 400,000 subscribers.

DIRECTV renewed its conditional access contract with NDS and will be launching other NDS solutions.

FOXTEL relaunched with a complex solution including satellite and cable delivery with SimulCrypt – on time and to budget.

Ladbrokes continues to push the envelope and enjoys unprecedented success using OpenBet technology from our Orbis subsidiary.



CANALDIGITAL
Denmark
France
UK
SkyB
Numericable
BeTV
Euro 1 AG
Viasat
CYFRA+
CANALDIGITAAL
Telenet
SATRO
Sky Italia
CYTA
NDS Israel
Yes
Tevel
Matav
Auna
NDS Spain
Orbit
Versatel
CCTV
China Cable Network
Sichuan Cable Network
Beijing Gehua Cable TV
NDS Beijing
CJ CableNet
BSI
NDS Seoul
SkyLife
BB Cable Corporation
Shanghai Cable Network
Galaxy
STAR
CNS
NDS Hong Kong
Chongqing Cable TV
Guizhou Cable TV
Zee TV
Hathway
NDS India
MultiTV Afrique
Astro MBNS
Indovision
Media Overseas
Media Overseas
FOXTEL
Australia
Sky TV
NDS Conditional Access Customers Worldwide
NDS Middleware Customers Worldwide
NDS Facilities Worldwide

MTV remains an interactive TV market leader using games and other interactive applications to promote their brand and reduce churn.

QVC's direct purchasing capability on all major UK platforms – using secure iTV technology from NDS – helps keep their sales growing.

Sky Italia relaunched and continues to grow. VideoGuard®, proven to be effective against piracy, will be used in all set-top boxes moving forward.

Viasat, which switched to VideoGuard® conditional access using a unique software download, has surpassed the 500,000 subscribers mark.

A Year of Investment

This has been a busy year for NDS. We have been delivering innovative solutions to new and existing customers at an unprecedented rate - on time and within budget.



Set-top box test rack

At the same time, NDS has been busy building for the future; creating and evaluating new technologies, recruiting the best people, and finishing new facilities that will enable us to meet our customer commitments today... and tomorrow.

New Customers

This year, NDS continued to win new customer platforms around the globe including DIRECTV, RCN and VOOM in the US; China Cable Network and Shanghai Cable Network in China as well as Broadband Solutions in Korea. New customers have also selected our emerging Synamedia and mobile DRM technologies.

Customers such as Sky Italia, Viasat, FOXTEL and Cablevision, depend on NDS to deliver complex and innovative solutions that engage their customers. They are migrating some or all of their customers to NDS VideoGuard® conditional access because of the added content and revenue protection as well as the business potential that VideoGuard offers.

NDS now has six customers for its XTV™ PVR solution. Initially launched at BSkyB as SKY+, XTV has enjoyed great success.

The significant growth of our business over the past year means that NDS has had to expand in order to meet our customers' requirements.

In order to achieve this, we embarked on an ambitious, but carefully planned expansion program that included intensive recruitment and a major strategic acquisition.

The significant growth of our business over the past year means that NDS has had to expand in order to meet our customers' requirements.



New NDS Paris facility



New NDS Israel facility



Smart card test lab

MediaHighway™ - New Technology, New Opportunities
In December, NDS acquired MediaHighway from Thomson and created NDS France. Formerly part of Canal Plus Technologies, MediaHighway was acquired by Thomson in 2002 and then sold to NDS in 2003.

NDS bought MediaHighway because of its modern middleware technology which is the key to empowering the potential of digital TV operations. Middleware is software that resides in the set-top box, enabling the delivery of many advanced services including Electronic Program Guides (EPGs), interactive applications and PVR capability. MediaHighway had also invested heavily over the last three years to develop a brand new Java™† based and standards compliant middleware.

This strategic acquisition brings the total number of NDS middleware users to more than 20 million, giving NDS the ability to deliver a completely integrated pay-TV system.

Why is this important? Because operators want faster integration, faster time to market and new enhancements. Their subscribers want a smooth customer experience where the EPG, PVR and interactive applications share the same look and feel and perform seamlessly.

MediaHighway middleware is also used by several non-VideoGuard customers including Canal Satellite and we expect to support and expand our business with them.

New People
Today, NDS is in the enviable position of having to deliver solutions to many new customers. We must also provide extensive, ongoing support to our existing customers worldwide who account for most of our revenues. They benefit from enhanced content protection as well as upgraded middleware, a new interactive infrastructure and PVRs.

All this demands highly skilled people, which is why NDS is investing both in its current team, while continuing to hire the best and brightest candidates in the market. We want to ensure that we continue to provide the right level of service to every customer. Currently we employ more than 2,000 people. 1,400 of these are directly involved in customer support including 900 working directly on R&D at centers in China, Denmark, France, India, Israel, Korea and the UK.

NDS expects to keep growing in order to meet the needs of our present and future customers.

New Facilities
As NDS continues to grow, there is an urgent need for new facilities. The past year has seen significant investment in new buildings and labs.

In the US, we have opened a new Cable Network Operating Center in Newport Beach to provide 24/7 support to our US cable customers. As a result of renewing and expanding the DIRECTV contract, we have added support facilities and acquired smart card processing equipment from DIRECTV, which has been moved to our plant in California.

In France, the newly acquired MediaHighway became NDS France and moved to their own building in Paris in June. This new open space environment, with advanced R&D facilities, will enable critical development work on our unified middleware product to proceed more smoothly.

In Israel, a new building will bring together employees currently working in five separate locations. This state-of-the-art facility will result in significant cost and time savings for the 650 people working in Jerusalem. Scheduled to open in November 2004, it will house teams involved in the company's conditional access and content protection activities.

NDS does not manufacture set-top boxes. However, we integrate our leading VideoGuard conditional access and MediaHighway middleware into hundreds of set-top box models - driving competition and reducing the cost to our customers. At our set-top box integration labs in Beijing and Seoul, over 50 people are creating specialized programs for their local markets - dramatically reducing integration time and costs while cutting time to market.

† Java™ is a trademark of Sun Microsystems

Research and Development

The landscape of digital TV is constantly changing, and our customers seek to maintain their market leadership using innovative technology that attracts new subscribers and keeps existing ones interested and active.



Smart card lab


NDS
important
1 Do not bend viewing card
2 Do not remove and re-insert card unnecessarily
3 Never submerge card in liquid or use cleaning fluids on it

Programming a smart card

New technologies and new ideas create market differentiation. NDS has a long history of being first with innovations like PVRs and interactive TV that have become industry standards.

The company dedicates over 30% of its revenues to R&D. Around the world, NDS engineers and scientists are creating the future of digital TV.

At development centers in China and Korea, local teams provide the highly specialized solutions required for their markets. At Bangalore in India, over 150 skilled programmers support new and existing R&D initiatives throughout the company.

In the UK and France, developers are meeting the challenge of creating a unified middleware solution, based on the best of NDS current products. At NDS Denmark and our Orbis subsidiary in the UK, we are creating new gaming solutions for platforms, channels and the gambling industry.

Enhancing security and content protection remains the primary goal of the company. At our R&D labs in Jerusalem we are constantly finding new ways to confound pirates while adding features. But content protection means more than just safeguarding digital content on its way to and from the set-top box.



Testing smart cards



400,000 Sky+ subscribers use XTV technology



Security chip testing



New NDS CableCARD


NDS Delivering the content value chain
PVR
Interactive Applications
Set-Top Box Integration
Electronic Program Guide
Middleware
Conditional Access
integration

As customers use additional NDS solutions, they can extend the content value chain - extending opportunities, revenues and market leadership.

In today's wired and wireless homes, NDS is protecting digital content on standard and PVR set-top boxes. As people become even more mobile, they expect to be able to take content with them on their mobile phones or other portable devices. Although this challenges current security models, NDS is addressing the need for new, more robust security models in several ways:

The SVP Security Alliance, founded by NDS together with industry leaders including Thomson and STMicroelectronics, is seeking to create a new international specification for protecting video content in home networks. This will enable subscribers to use content on different devices at home as well as on portable devices they can take along with them.

The new NDS CableCARD has been approved by CableLabs in the US as conforming to OpenCable standards. This will allow consumer electronics manufacturers to create set-top boxes and integrated TVs with robust security while enabling consumers to enjoy cable-ready solutions. This will also help create a retail model for cable in the US.

The NDS Mobile DRM solution protects content sent to mobile phones. This can include video clips, screen savers from TV shows, news clips or current events.

NDS is also finding ways to monetize the new trends that affect the world of digital TV.

XTV, the highly successful integrated PVR solution, continues to move ahead with new features and benefits that generate new revenues. When integrated with MediaHighway middleware, XTV now offers greater flexibility and more customer features than ever, yet it remains simple to use because it is part of the NDS end-to-end solution.

Delivering video to homes over phone lines, as part of a telco or cable operator's triple play (video, phone service, high speed internet connection) remains an important market segment. NDS offers industry-leading security no matter how this content is delivered.

Other new areas of development embrace home networking, HDTV technology, enhanced gaming, audience measurement and new advertising solutions to address both interactive and PVR markets.

The driving force behind all of this development remains commercial viability. There has to be a sound commercial application for the research we conduct, because NDS understands that technology must drive customer revenues.

People – Our Greatest Asset

The people you see here, and hundreds more like them are the main reason why so many customers demand the NDS difference.









The greatest asset NDS owns goes home every night. It's the team of 2,000 men and women who create, design, manufacture and deliver our systems.

It's the sales and marketing groups who keep winning new platforms in a challenging market; and the operations, support, IS, infrastructure and administration who help keep our fast growing company on track.

For many at NDS, this past year has been one of late nights, working weekends, travel and time away from home as we strived to ramp up our resources in order to meet the challenges of growth.

NDS people work hard. But despite the company's size and rapid growth, we still aim to retain the spirit and determination of a small company.













It has been a very busy year for NDS. We've delivered the industry's most complex systems, won several new platforms, acquired and integrated the MediaHighway team and products, and hired more than 200 new employees.

We continue to invest in people, infrastructure and R&D in order to deliver systems to our customers, including BSkyB and DIRECTV. At the same time, we remain focused on winning new business, while helping our existing customers maintain their market leadership.

NDS continues to outpace our competitors as we actively and successfully pursue our five key strategic objectives:

- Support current customers and help them grow their subscriber base.
- Sell new applications and services to current customers.
- Win new pay-TV customers with a focus on cable.
- Capitalize on the convergence of digital broadcasting and the internet.
- Make strategic alliances and acquisitions to gain market share and expand reach.



I am pleased to report that this has been a very busy and successful year for NDS. We have won significant new business including cable platforms in China, Korea and the US, and we have won back DIRECTV. On a scale and scope that is unrivalled, NDS teams around the world have delivered the most complex systems for customers such as FOXTEL, Sky Italia, BSkyB, Viasat and Galaxy - on time and within budget.

This year, we acquired MediaHighway, a leading provider of middleware, and its 300 employees from Thomson.

NDS now has a first rate middleware capability with solutions for both low and high-end set-top boxes and PVRs. This acquisition also gives us a fully integrated end-to-end software solution from headend to set-top box and beyond.

As we go to press, none of our 40 NDS pay-TV platforms are experiencing a piracy problem, which explains why operators like Viasat and Sky Italia have decided to switch their entire platforms, including legacy systems, to NDS VideoGuard conditional access.

In order to meet the needs of our existing clients - including DIRECTV and BSkyB - as well as new wins, we have had to aggressively recruit over 200 highly skilled staff.


10.22amFri31
SKY+ PLANNER
The Osbournes
Interactive Q Music
The Simpsons
Racing Review/Li..
Live Racing
Buffy The Vampire S..
VIEWED
VIEWED
COPY
PART REC
VIEWED
RECORDED
RECORDED
PART REC

SKY+ Electronic Program Guide (EPG)



NDS facility - India



A locally developed EPG

We continue to enjoy substantial growth in Asia Pacific. In China, Shanghai Cable Network and China Cable Network selected NDS. While in Korea, NDS was selected by cable MSO Broadband Solutions Inc. The local R&D presence in Beijing and Seoul, together with close ties to local suppliers in these markets, allow us to better serve our customers and give us an important advantage in winning new customers.

In Europe, our established platform customers are enjoying steady growth and revenues. BSkyB, maintains its leading position in the UK. Sky Italia is growing quickly and plans to roll out VideoGuard® conditional access across its entire platform, replacing legacy systems. Viasat in Northern Europe is now secure from piracy and is able to offer new features to its customers since completing the changeover to NDS technology.

In the US, following the News Corp. acquisition of DIRECTV, NDS teams from Israel, the UK, India and Denmark worked tirelessly to show the new management that we are the right technology partner.

Together, we are moving forward on a variety of projects including upgrading DIRECTV's conditional access system; introducing NDS MediaHighway middleware, PVRs, and a Value@TV interactive infrastructure. These major projects are being supported by NDS teams around the world.

The US Cable market continues to remain challenging. However, NDS did win a major contract to provide RCN, the nation's largest cable overbuilder, with an end-to-end system. Our system at Cablevision continues to perform well, and grow steadily. Cablevision recently launched an interactive games channel developed by NDS, featuring primarily Visionik Games. Other MSOs are also showing interest in NDS open solutions and have conducted trials.

The Sky Latin America consortium has introduced the XTV PVR, and as the Latin American business environment has improved, subscriber growth has resumed.

The issue of content protection pervades every part of the industry, affecting content producers such as studios and channels, content distributors, consumer electronics manufacturers, retailers and of course, the public. This presents NDS with new opportunities to leverage our expertise and extend our solutions in this arena.

The SVP (Secure Video Processor) Alliance is an industry wide organization that was initiated by NDS, and endorsed by founding members Thomson Multimedia and STMicroelectronics. SVP will work to place a security component in the video chips of modern consumer electronics devices. This will ensure that content is protected and can be enjoyed beyond the set-top box in a variety of networked and mobile devices. As the SVP Alliance gains momentum we expect that it will attract additional partners who will create a global standard that benefits everyone.

Our Orbis subsidiary continues to make important contributions. The company's new management team is aggressively expanding and marketing its OpenBet interactive technology platform. Orbis is winning new platforms such as Sky Bet, part of BSkyB, moving into new markets and, together with Visionik, creating a powerful new gaming platform.

Last year, we announced the launch of Fancy a Flutter, a games and betting channel that was a joint venture with Rank. Fancy a Flutter successfully established itself on the Sky digital platform, validating the NDS technology driving it. We decided it was the right time to sell this channel to YooMedia whose consumer marketing expertise could further develop the channel.

Our smart card facilities in Maidenhead, UK and Lake Forest US continue to supply tens of millions of smart cards to customers around the globe. As part of the new DIRECTV contract, NDS will move additional manufacturing equipment acquired from DIRECTV into the Lake Forest site.

continued ››

"We continue to be the best at what we do today, and we are poised to continue growing tomorrow."

Our Strategic Goals

While NDS has faced the positive challenges that come from success – delivery, resource allocation and rapid growth – we remain focused on our five key strategic goals:

- Support current customers and help them grow their subscriber base.
- Sell new applications and services to current customers.
- Win new pay-TV customers with a focus on cable.
- Capitalize on the convergence of digital broadcasting and the internet.
- Make strategic alliances, acquisitions and investments to gain market share and expand reach.

1. Support current customers and help them grow their subscriber base

Around the world, NDS continues to support 40 conditional access platforms with a total of 44 million set-top boxes – an increase of 28%. We also have more than 30 middleware platforms with 20 million middleware users. NDS currently protects more than $20 billion in service revenues.

The success of our company is directly linked to the success of our customers and they are enjoying consistent growth. At BSkyB in the UK, the Sky+ PVR product, based on XTV, is enjoying rapid take up, and can be found in more than 400,000 homes. In addition, interactive advertising, audience measurement and enhanced interactive applications are all being implemented in this flagship platform.

Following its very successful launch just 30 months ago, SkyLife in Korea continues to enjoy impressive growth with more than 1.2 million subscribers. The NDS system continues to operate smoothly amidst this rapid expansion.

FOXTEL in Australia has launched a unified digital platform with delivery by both satellite and cable. This ambitious program, which involved simulcasting as well as upgrading parts of the system from analog to digital, was completed on time and launched smoothly.

Viasat in Northern Europe has already surpassed the 500,000 subscriber mark with a new VideoGuard conditional access solution. Viasat switched to the NDS system using a software download, eliminating the need to send technicians to subscribers' homes or change costly set-top boxes.

The consolidated Sky Italia platform has turned around and is now growing – thanks, in part, to a whole new look and feel driven by NDS technology. Because the NDS VideoGuard® conditional access has been so effective against piracy, Sky Italia will now use it in all set-top boxes – in itself a major project.

2. Sell new applications and services to current customers

We continue to constantly deliver new and enhanced solutions to our existing customers.

The XTV PVR solution has now been selected by six platforms including BSkyB, Sky Latin America and FOXTEL.

Operators are only now beginning to realize the potential of PVRs. These devices continue to alter the way we watch TV, enabling new content opportunities such as push VOD and targeted ads. New types of video-rich games will provide a video-realistic interactive experience without needing an additional games console.

The interactive TV market has become very competitive. However, NDS is concentrating on delivering our Value@TV™ infrastructure. This enables platforms like BSkyB, Sky Latin America and YES in Israel as well as channels like QVC, MTV, Discovery and Nickelodeon to create and deliver more compelling content – faster and for less than ever before. We are also developing games portals including multiple games bundles.

This year, Nickelodeon, the leading dedicated children's pay-TV channel, confirmed our leadership in games. It selected NDS as its preferred partner for developing multiple interactive games bundles using Visionik Games for the Sky digital platform in the UK.

We are also providing a new game for MTV entitled Seymour's Turbo Couch which can be played during ad breaks.

3. Win new pay-TV customers with a focus on cable

This year has been another winning year for NDS with six new platforms selecting VideoGuard® conditional access as well as other NDS solutions. These new platforms will give us access to over six million subscribers over the next few years.

BSI (Broadband Solutions Inc) is one of the largest cable operators in Korea delivering digital video with IP data and content from head-end to home. BSI will use VideoGuard conditional access in an OpenCable™ module, which is to be used in Korea and the US.

Shanghai Cable Network, (SCN) one of the largest single-city cable TV networks in China with more than 3.5 million households, selected Videoguard conditional access for their digital cable service. SCN will be the first Chinese cable system to simulcrypt with a legacy conditional access system. They chose VideoGuard because of its flexibility and future technology path.

China Cable Network (CCN) has chosen to deploy NDS's end-to-end digital broadcasting technology for their new digital cable service in four cities in the Zhejiang Province which currently has 7.5 million analog subscribers. CCN is using MediaHighway middleware with an


yes

NDS Guide multilingual EPG

NDS Guide EPG. The system was designed, integrated and installed using local teams from the NDS China office in Beijing.

In the US, RCN Corporation - the first and largest competitive provider of bundled local and long distance phone, cable television and high-speed Internet services - selected and launched a complete digital TV service using technology from NDS. The solution includes VideoGuard conditional access and provides innovative interactive services to RCN subscribers in Chicago.

VOOM, a new high definition satellite service owned by Cablevision,has selected VideoGuard conditional access and certain key XTV technologies. It is currently being rolled out across the US.
In Hong Kong, Galaxy Satellite Broadcasting selected NDS to supply VideoGuard conditional access, middleware, set-top box integration, a customized electronic program guide and interactive games services. NDS designed and delivered a complete solution in less than six months.

Euro I AG, the German interactive and digital TV service provider has selected NDS MediaHighway middleware for its advanced DVB-MHP interactive platform. This will enable German operators and content producers to benefit from new interactive opportunities.

4. Capitalize on the convergence of digital broadcasting and the internet
Synamedia is the NDS solution that protects video over IP. As various operators seek to achieve dominance in subscriber homes using a triple play of telephone, fast internet and TV, Synamedia offers the opportunity to obtain compelling video content because it can be delivered securely. This year, it was selected by the Cyprus Telecommunications Authority CYTA to provide a secure broadband entertainment system. It is also being evaluated by various major telcos.

5. Make strategic alliances and acquisitions to gain market share and expand reach
The acquisition of MediaHighway from Thomson has given NDS a major presence in the middleware market and gives us an end to end offering.

Another important growth market for NDS is Mobile DRM which protects content sent to mobile devices. Our long record of success in content protection enables us to make a significant contribution. We have signed our first contact with MOBSVIDEO.COM for an end-to-end solution for the secure distribution of video content to mobile customers.

NDS has embraced the OMA DRM 2.0 standard which is the mobile industry's highest security level.

Looking Ahead
The next few years for NDS promise great challenges and the opportunity for great rewards. We must deliver new systems while we support a growing number of customers. We must also remain focused on future growth generated from winning new platforms as well as by providing our technology to companies that want to switch over to NDS in order to enhance their existing business.

We are currently creating a unified MediaHighway middleware solution. This modular product will have the right mix of features for operators who are just starting up, as well as for those who want the richest possible feature set.

We are demonstrating how the PVR is changing the way people enjoy TV, and pushing the limits on performance and creativity.

By developing interactive tools and solutions that are right for today's market, we help operators and channels reduce churn, enhance stickiness and grow revenues.

By promoting better security and more opportunities through the SVP Alliance, we are helping the entire industry grow by extending the reach and revenue potential of content.

The past few years have been challenging for NDS, but we did not waiver. We focused on growth, on expansion and on our key strategies. We delivered on our commitments to customers and found ways to help them succeed in a very competitive arena.

On behalf of the Board, I would like to thank the NDS team for their hard work and support during the year. We continue to be the best at what we do today, and we are poised to continue growing tomorrow because of their efforts.

Dr Abe Peled
President and Chief Executive Officer

We have characterised this year as a year of transition and a year of investment... as we move from the end of one DIRECTV contract to a new relationship with them.



I am delighted to present a review of the financial performance of NDS for the financial year fiscal 2004. We consider fiscal 2004 to be a transformational year in the life of NDS and are delighted with the financial results for the year.

We have characterised this year as a year of transition and a year of investment. In last year's annual report, we explained that our contract with our biggest customer, DIRECTV, was coming to an end in August 2003 and had not been renewed. We were hopeful that we would regain that contract and offer other elements of our product portfolio to DIRECTV, in addition to conditional access. I am pleased that we have been able to regain the contract and a new six year agreement for the supply of conditional access became effective on March 1st, 2004. Therefore fiscal 2004 is a year of transition as we move from the end of one DIRECTV contract to a new relationship with them.

It is also a year of investment as we make significant commitments to more resources – both in terms of new people and extra equipment – to prepare ourselves, and our technology, to meet the demands that the new DIRECTV contracts will place upon us. We could have made the decision to reduce headcount and cut back on expenditure to align our costs with a lower revenue stream. While this may have improved short-term profitability, it would have had disastrous consequences as we would not have been in a position to respond to the demands that the new DIRECTV contract is placing upon us. This is true, in particular, for our middleware and PVR technologies. While we have not yet signed a definitive contract for the supply of these, we believe that we are very favourably placed to win such deals. Had we not made the investment, we would not be in a position to meet DIRECTV's demands, nor its aggressive timescales. Hopefully shareholders will agree that these investment decisions were sensible.

A further element of this investment has been the acquisition of the MediaHighway middleware business from Thomson SA in December 2003 for €60 million. This has brought a team of excellent software engineers, a suite of advanced middleware technologies and a new customer base to NDS. It has undoubtedly strengthened our position in middleware, making us clearly the number two player in the market. We now have the opportunity to dramatically expand our customer base by providing the new middleware platform to DIRECTV, building on MediaHighway's existing contract with them.

Operationally, this has been our busiest year ever in terms of customer deliveries and our people have responded magnificently. We have achieved record levels of productivity - ensuring that we met the timescales on our projects. During the year we worked on major delivery projects for FOXTEL, Sky Italia, SkyLife, Sky Latin America, Galaxy, Cablevision and BSI. We also completed the conditional access conversion for Viasat from a competitor system to NDS VideoGuard®, eliminating piracy and expanding functionality.

Despite the investment and the transition, we have been able to report an underlying revenue growth, excluding DIRECTV and the impact of the acquisition, of 19%. Even allowing for an investment in our cost base of £18 million, and the temporary reduction in revenues, we have been able to record profits well ahead of expectations and close to last year. It is a tremendous credit to our people that we have both been able to manage the transition and the investment whilst remaining focused on the underlying business, winning new contracts, delivering a very profitable result and continuing to demonstrate strong cash generation.

Trading Highlights

The headline results are that revenues are £221 million compared to £237 million last year and operating profit before amortisation fell 4% to £44.6 million. Adjusted fully diluted earnings per share is 64.4 pence. We believe that these are very good results in the context of the changes that our business has undergone during the year, generating an operating margin of over 20%.

Revenue Mix FY04 vs FY03

FY 2004



- ■ **54%** Conditional Access
- □ **14%** Projects & Support
- □ **13%** Licence Fees & Royalties
- □ **17%** New Technology
- □ **2%** Other

FY 2003



- ■ **61%** Conditional Access
- □ **14%** Projects & Support
- □ **9%** Licence Fees & Royalties
- □ **14%** New Technology
- □ **2%** Other

DIRECTV has had a major impact on a number of revenue streams this year which have shown considerable change from last year. This has had a significant impact on our gross profit percentage. In addition, as about half our revenues were denominated in US dollars, the weakness of this currency against our reporting currency of sterling has also depressed revenues compared to the previous year by approximately 4%.

Conditional access has declined by 18% to £119 million, approximately 54% of revenues. We have shipped only 8 million smart cards this year compared to 19 million cards last year; the reason for the substantial reduction is the hiatus between the two DIRECTV contracts, and in the previous year, we supplied them with over 14 million cards. In the interim period we received compensatory payments as a result of DIRECTV using our technology in their card; whilst these payments are significantly below the price at which we sell a smart card, they do represent almost 100% gross profit. On renewal of the contract, we commenced the resupply of cards and started to earn monthly fees based on the number of subscribers.

Major card shipments were made during the year to BSkyB, Cablevision, SkyLife in Korea, Sky Italia, FOXTEL and Viasat. The number of set-top boxes worldwide containing NDS conditional access is now over 44 million, which is up 28% on last year.

Integration, development and support revenues are down 4% to £32 million. This is due to the termination of the DIRECTV support contract, which was a major component of this revenue stream in the previous year, offset by significant delivery projects for Cablevision, FOXTEL and Sky Italia and new support contracts for recently-won customers. In the new DIRECTV contract, support activities are funded by the subscriber fee.

Licence fees and royalty revenues are a function of the number of set-top boxes being manufactured incorporating NDS technology and the number of new projects delivered in the year.

continued >>

"Our strategy remains to continue to make targeted investment in research and development in order to maintain our leadership position in conditional access and middleware."

Gross Profit


75
70
65
60
55
50
Percent %
00
01
02
03
04

Licence fees and royalty revenues are up by 29% to £29 million as we have seen significant production volumes from manufacturers this year, although licence fees continue to be a very small percentage of these revenues. A significant proportion of MediaHighway revenues are in the form of royalties and licence fees for their middleware and this has been a major driver of the growth.

New technologies includes revenues from securing interactive services, interactive applications, personal video recorder technology (XTV), OpenBet interactive betting software and our Visionik Games portfolio.

This area has shown good growth of 14% to £37 million and now accounts for 17% of revenues. An increasing number of set-top boxes are utilising our interactive technologies and this is driving higher monthly fees. Games and betting has shown encouraging growth and the MediaHighway business has also made a good contribution. In April, we disposed of our stake in the Fancy a Flutter joint venture whose revenues were accounted for in new technologies.

The change in revenue mix towards software and services, at the expense of lower margin smart cards, has meant that gross margins have significantly expanded since last year. Last year's 60.2% margin was particularly depressed because of the predominance of DIRECTV cards, which have lower margin because of the absolute volumes involved. Gross profit is up 11% to £159 million and the gross margin is 72.1% for the year. This ratio is flattered by the compensatory payments from DIRECTV and strong royalty payments which will not recur in the future; we expect that next year's gross margin percentage will return to the levels seen prior to fiscal 2003.

The commitment to investment, plus the acquisition of the MediaHighway business, has resulted in a significant expansion in our headcount and our costs. Our cost base has increased by 19% to £114 million. We have added a total of 245 employees during the year in addition to the 300 who joined through the acquisition. We now have over 2,000 employees worldwide, of whom over 75% work in research, development, delivery and customer support. Of the £18 million year-on-year increase, £14 million derives from the addition of the MediaHighway business. Action has been taken to reduce the headcount and cost base, and the current cost run-rate is significantly lower. We will continue to align the cost base with the workload and the middleware revenue streams.

Our strategy remains to continue to make targeted investment in research and development in order to maintain our leadership position in conditional access and middleware and to develop the products and services to build a significant presence in the PVR and enhanced television space.

R&D is our biggest category of expenditure and, at £82.5 million, accounts for 37% of our revenues, an increase in actual spend of 35% during the past 12 months. It includes a significant amount of activity funded by customers, either directly, or through the subscriber fees and set-top box royalties. Media Highway is the biggest component of the increase in costs, but we have also continued to invest in our middleware and PVR development teams in the UK and increasing our capability in Israel, India and Korea. Some of the increase in the costs of our Israeli development operation has been offset by the weakness of the US dollar against sterling.

Sales and marketing costs have remained similar to last year and our general and administration costs have recorded a 15% reduction to £18.3 million, saving £3.3 million over the previous year. The main reason for the fall has been the reduction in the amount of legal and professional fees incurred as the various litigation activities have declined.

Acquisitions and Disposals

In December, we acquired the MediaHighway middleware business from Thomson SA for €60 million. This acquisition was funded out of existing cash resources. The strategic rationale for this acquisition is to expand our middleware capabilities, to further extend our end-to-end solutions for the pay-TV market and to expand our customer base. Whilst the business has been loss-making in the period since acquisition, we believe that, when fully combined and integrated with NDS's existing middleware activities, this will represent an excellent outlay and will make a very good return on investment.

As a result of our review of the intangible assets acquired as part of the acquisition of the MediaHighway business, we have performed an impairment test on the value of the goodwill. Because the acquired business has rapidly become merged with our other middleware operations, it can no longer be regarded as a separate cash generating unit.

Cash



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£ (million)
3
22
65
98
121
125
99
00
01
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03
04

Accordingly we have incurred an impairment charge to write down the acquired goodwill from its cost of £6.5 million to nil. We also obtained an independent valuation of the other intangible assets acquired which supported our valuation of £34.7 million for these assets.

We have also made a small acquisition of certain assets of the former IDP interactive software business in France for a nominal sum, which has now been combined with the MediaHighway operations. We have disposed of our 80% interest in Fancy a Flutter to YooMedia plc in return for shares. We recorded a gain on disposal of £223,000; however the subsequent decline in the share price of YooMedia has resulted in a write down of £467,000.

Cash Generation and Balance Sheet
Cash generation, excluding the impact of acquisitions, has been particularly strong this year with £42 million of cash generated, compared to £28 million last year. Working capital management has generated £9.6 million of cash, compared to £10 million absorbed last year, reflecting the fact that we receive substantial payments through customer deposits and subscriber fees. Effectively these are payments in advance that are utilised to pay suppliers when we procure the components of the smart cards on a swap out. As a consequence of these payments in advance, we build up a provision for the costs of replacing the cards, and this has increased from £6 million to £23 million during the year, mainly due to DIRECTV and BSkyB. Smart card inventory has increased from £8 million to £20 million, as we prepare for substantial smart card shipments in fiscal 2005 to DIRECTV, Sky Italia and others. Receivables have increased from £36 million to £70 million mainly due to higher revenues in June 2004 compared to last year and an increase in debtor days which were 60 days at June 2004.

We also used £38 million of this cash through acquisitions and disposals. We end fiscal 2004 with free cash balances of £125 million, an extremely strong balance sheet and no debt. We intend to remain vigilant for investment opportunities that will strengthen our leading position and extend our reach into our new markets and therefore intend to maintain a strong balance sheet to enable us to react rapidly if such opportunities arise.

Rick Medlock
Chief Financial Officer

Overview of the business

NDS supplies open end-to-end digital technology and services to digital pay television platform operators and content providers. Our technologies include conditional access and microprocessor security, broadcast stream management, set-top box middleware, program guides ("EPG"), personal video recorder technologies ("PVR"), and interactive applications. Our software systems, consultancy and systems integration services are focused on providing platform operators and content owners with technology to help them profit from the secure distribution of digital information and entertainment.

Our VideoGuard conditional access systems enable the secure distribution of content over a variety of broadcasting media including analog and digital television, the internet and other broadband networks. Conditional access systems are an essential component of a pay-TV platform. They enable our customers to manage and control the distribution of entertainment and information over a variety of broadcast and broadband media (cable, satellite, terrestrial, phone-line, internet, etc.), to protect content from unauthorised viewing and to enable them to charge their subscribers for that content.

The *VideoGuard* family of systems is compatible with all internationally accepted digital television transmission standards. VideoGuard conditional access systems include:

- Software components that are installed on dedicated server systems at the platform operator's facilities (the "head-end") and which are responsible for interfacing with the platform operator's subscriber management system, back-office and billing systems and play-out and transmission management systems;

- Technologies that are integrated in the set-top box, and which permit the decryption of the broadcast signals and support various functions essential to the EPG, interactive applications and PVR functionality; and

- A removable smart card which is inserted into each set-top box and contains an embedded computer chip that, if authorised, generates code words used by the set-top box to decrypt the broadcast signal, and which also maintains information used to identify the subscriber.

Middleware is operating system software integrated in digital set-top boxes and which may be provided by us or by a third party. The combination of our conditional access technologies and set-top box middleware enables applications to be run on the set-top box in a controlled and secure manner, allowing our customers to provide applications and secure interactive services to their subscribers. Middleware receives information and applications from the broadcast stream and executes the instructions contained in it as an application on the television screen after receiving an input from the viewer using the remote control or other external devices. Middleware therefore creates the opportunity for a platform operator to enhance the viewer's experience by providing an audio and video environment capable of supplying shopping, e-mail, games, banking and other interactive services.

On 16 December 2003, we acquired the MediaHighway middleware business from a subsidiary of Thomson SA and also licensed certain patents which are integral to the MediaHighway technology. We are in the process of integrating the acquired business with our existing middleware operations and now offer a full range of middleware, from basic to the most advanced, all under the MediaHighway brand.

The EPG software application in the set-top box processes the programme information contained in the transmission stream and provides an on-screen listing of content and functions available to the viewer. It is an essential component of any multi-channel platform operator's system and provides the viewer with a logical, fast and easy-to-use means of selecting and changing channels. The viewer navigates around the EPG by using the remote control unit to view programme schedule information, change channels, store favourite channels, adjust set-top box settings and, in some applications, purchase current and future pay-per-view events.

The ability of subscribers to interact with content creates opportunities for broadcasters to generate additional revenues by offering services designed to strengthen the relationship between the subscriber and the platform and content. A broadcast infrastructure that enables interactive services may aid the platform operator to win subscribers from rival platform operators who have a less sophisticated infrastructure. Interactive applications include voting applications, shopping applications and the mass customisation of content based upon subscribers' preferences. Such applications require functions to be executed both at the platform operator's head-end and in the subscriber's set-top box. The more sophisticated applications may depend on the ability to conduct secure transactions between the subscriber and the platform operator via the return path (e.g., a telephone line). We have developed capabilities for applications to be downloaded into set-top boxes "over the air" quickly and securely.

Value@TV is our suite of software and technologies used to develop interactive applications. Value@TV allows subscribers to execute transactions off-line because transaction information is stored on the subscriber's smart card for later transmission to the broadcaster over the return path. Applications using this technology are operated by individual channels, but utilise the conditional access technology within the broadcast platform's infrastructure. Examples include sports applications (which allow subscribers to watch a sporting event while selecting from multiple camera angles, watching replays on demand and downloading statistics about that sporting event in graphic or text forms), shopping applications (such as those deployed by QVC: The Shopping Channel UK on the BSkyB platform), music channel applications and voting applications.

We also provide games applications which have been implemented on various middleware products and are used by platform operators such as DIRECTV Latin America, BSkyB and Cablevision. We believe that games provide content providers and platform operators with the opportunity to add value to traditional programming by generating new revenue streams, driving subscriber retention and acting as a showcase for the introduction of interactive TV services.

We have developed a PVR technology called *XTV* which extends the television viewing experience by integrating mass-storage devices such as hard drives in set-top boxes. XTV uses "meta-data" (data about data) embedded in the broadcast stream to provide services and functionality that are not readily available in other products that focus on managing the hard disk that is integrated in the set-top box or digital TV. Meta-data allows broadcasters and operators to enhance their content offerings by offering their subscribers advanced features such as locating highlights of a programme, advanced content directories and automatic intelligent recording. The XTV software in the set-top box uses a viewer profile to search for programmes of special interest to the subscriber. It automatically scans the EPG and selects programmes or other content that are subsequently recorded on the hard disk. Stored content can then be viewed by the subscriber at his convenience. The technology also enables the viewer to "pause live TV". The XTV-enabled set-top boxes and head-end systems are tightly integrated with our conditional access technologies, ensuring that the content in the subscriber's set-top box is stored in encrypted form so that viewing, copying or distribution can be controlled by the platform operator or content owner.

We do not manufacture or market the set-top box which forms the basis of the PVR. We have worked with several set-top box manufacturers to develop XTV-enabled set-top boxes for BSkyB, Sky Latin America in Brazil and Mexico. We are now working on the implementation of XTV for four other customers.

Our *OpenBet* software is used by licensed bookmakers and gaming organisations as a platform for internet and television-based bookmaking and gaming operations.

We also provide consulting, system design, integration, and maintenance and support services to platform operators and content providers. System integration includes both the selection of appropriate vendors of third party goods and services and the integration of various components, including those of third party manufacturers, into a single operational broadcast system which also uses our conditional access and broadcast control software. Consulting services include business consulting and technical assistance, as well as security design for interactive and other advanced services. Our software is licensed for use by broadcasters and others and generates initial licence fees and/or an ongoing royalty stream. Once customers' systems are operational, we may provide ongoing support and maintenance.

We have identified three main categories of customers for our technologies and services:

- The pay-TV operator who will typically operate the infrastructure. The pay-TV operator is a potential customer for all of our technologies and services; NDS supports many delivery methods including satellite, cable, terrestrial, MMDS, fixed telecom networks (including ADSL) and mobile telecom networks;

- The content provider or channel, who will purchase transmission capacity from the platform operator in order to broadcast its programs and information. These content providers or channels are potential buyers of our interactive television infrastructure and applications. Whilst these customers do not comprise a separate business segment, we consider them as a complementary route to market for some of our technologies and services. An application developed once for a channel on one platform, can be easily transferred to another platform and thereby provide the customer with some economies of scale; and

- Set-top box manufacturers and suppliers of other elements of the broadcast infrastructure with whom we work to integrate those aspects of our technologies which reside in devices supplied by them. In some instances we receive payment from these customers; in other instances both parties work together for no immediate payment, but receive income as and when the device is sold.

Viewers of the digital television service, who are customers of the platform operator or the content provider, are users of our technology but are not considered customers of ours because we have no direct commercial relationship with them.

We consider that it is important for us and for platform operators that our technology is integrated into many different set-top boxes, into set-top box chipsets and into other broadcast equipment. This is because the platform operator and the subscriber have greater choice and security of supply and because it aids price competition; ultimately it should lower the costs of the platform operator and the subscriber.

Revenues are derived from customers in the UK, Europe and the Middle East, USA, Latin America and the Asia Pacific region. Our operations are located in the UK, France, Denmark, Israel, India, Hong Kong, China, Korea, Australia and the US.

We consider that NDS operates as a single segment and the business is managed as such. There are no separate divisions or profit centres. To assist in assessing the financial performance of the business, we have identified a number of revenue streams and cost categories. Elements within each line item are measured according to our accounting policies which are set out in Note 1 to our consolidated financial statements.

Revenues

We have identified four principal revenue streams of our business: conditional access revenues; integration, development and support fees; licence fees and royalties; and revenues from new technologies. These revenues are derived as follows:

Conditional access revenues
Conditional access revenues from a particular platform operator are generally related to the number of subscribers to the broadcaster's system. Contracts with customers typically provide for a long-term supply of smart cards and the provision of conditional access services to preserve the security of the system. The volume of smart cards supplied depends on demand by consumers for set-top boxes, which enable the viewer to receive a broadcaster's programmes and services. The nature and extent of the security services vary by customer and are reflected in the fees paid, which are typically determined by the number of smart cards in use and authorised by the broadcaster. Thus, a significant proportion of the growth in conditional access revenues is driven by the growth in the underlying subscriber bases of our pay-TV customers.

Conditional access revenues consist of sales of smart cards and the receipt of subscriber fees. Smart cards are sold to the broadcaster at an agreed unit price for use by their subscribers. In some circumstances, we receive fees from broadcasters for the maintenance of the security of conditional access systems for a specified duration which is typically between 24 and 48 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. In some instances, the maintenance of security requires NDS to replace a population of smart cards. In other cases, a broadcaster may separately purchase new cards for all its customers at an agreed price which may be discounted to reflect the size of an order and the fact that the development of the replacement cards has been paid for separately.

Integration, development and support revenues
Integration, development and support consists of software development and adaptation; design, implementation and project management of broadcasting systems; and, ongoing support and maintenance of software and broadcast systems. Integration, development and support fees are related to our ability to obtain new customers for systems and technology and to provide sufficient resources to accept a new contract. Such revenues depend on the amount of time required to manage the integration, customise or develop the software and also on the level of support and assistance required by the customer.

Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Contracts for the initial supply of a system are typically followed by separate contracts for system enhancements and additional features. Support and maintenance contracts typically involve negotiation of a fixed periodic fee over the term of the contract.

Licence fees and royalties
We derive licence fees and royalties from licensing technology to broadcasters for use in their head-end and to set-top box manufacturers. Licence revenues are dependent upon our ability to obtain new customers and upon the ongoing needs of existing customers to expand their services or upgrade their systems to more sophisticated technology. Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Royalties are generally a function of the number of set-top boxes manufactured, which in turn is dependent upon the ability of the broadcaster or service provider to generate new subscribers.

New technologies
We have developed, and are marketing, new technologies which offer the broadcaster or channel operator the opportunity to increase the revenue per subscriber through enhancing the viewing experience and delivering more than just video. Examples include games and gaming, interactive applications, PVR technologies, OpenBet, and Synamedia (technology to manage and control the secure distribution of digital content via broadband networks). Revenues under this category are in the form of development fees, licence fees and royalties per subscriber or user. These are typically earned on the successful deployment of technology to a customer or on the manufacture of the set-top box or device containing the technology. In some instances, an ongoing fee is payable for support and maintenance which is dependent upon the number of

subscribers having access to, or making use of, the enhanced functionality. We have entered into several revenue-share arrangements.

The new technologies revenue stream depends upon us developing and selling applications for use by platform operators and channel providers, and the take-up by the end consumer of the new services and functions offered by the service provider.

Expenses

Expenses consist of cost of goods sold, sales and marketing expenses, research and development costs and general and administration expenses. The largest element of our total operating expenses is personnel costs.

Cost of goods sold

Cost of goods sold primarily consists of the physical and processing costs of smart cards, personnel costs incurred in the provision of services and royalties paid to owners of certain technologies which we have incorporated within our own products.

The physical costs of smart cards include the costs of the integrated circuits manufactured by third party suppliers, the micro-module which houses the computer chips and the plastic body of the smart cards. We do not manufacture smart cards, but our engineers design their embedded computer chips, arrange for their manufacture and assembly by third party suppliers and then program the smart cards with proprietary software. Component costs are dependent upon the costs of raw materials, including the cost of computer chips, plastic and assembly, and the volume of smart cards purchased and processed in any period.

Cost of goods sold also includes an appropriate provision towards the cost of replacing smart cards where we have agreed to assume this liability and the obligation is reflected in the fees charged to the customer. The amount provided to replace a card population in any period is matched with revenues earned over the life of the card to be replaced.

Personnel costs included in cost of goods sold are largely determined by the time spent by relevant staff in fulfilling customer contracts. Costs include an allocation of direct overhead.

Royalty costs are payable under licensing agreements with third parties for the use of technology incorporated in our products. Such royalties are typically a function of relevant revenues. Where we have purchased rights to use technologies developed by third parties (other than as part of a business acquisition), this cost category includes the amortisation of the purchase price.

Sales and marketing

Sales and marketing costs mainly consist of personnel and related costs of our sales and marketing staff in the UK, Europe and the Middle East, the US and the Asia Pacific region. Marketing costs also include advertising, exhibitions, marketing communications and demonstration activities.

Research and development

Research and development costs consist mainly of salary and related costs attributable to staff in Israel, the UK, France, Denmark, China and India who are developing our technology. Costs include consumables and the depreciation of equipment used in development and test activities and the benefit of grants which we have received from the government of the State of Israel. All research and development costs are written off in the period in which they are incurred.

General and administration

General and administration costs consist primarily of personnel, facilities, infrastructure, legal and administration costs. A separate element of general and administration costs is foreign exchange gains and losses. As an international business, NDS transacts with customers and suppliers in a number of currencies and is therefore exposed to gains and losses arising on the translation of monetary assets and liabilities denominated in currencies other than pounds sterling.

Amortisation of intangible fixed assets

Our assets include goodwill and other intangible assets arising on the acquisition of the businesses which together comprise NDS as it is now structured. This includes goodwill and other intangible assets recognised as part of the acquisitions of Orbis, Visionik and MediaHighway.

Critical accounting policies

Our discussion and analysis of our financial condition and financial performance are based upon our consolidated financial statements, which have been prepared in accordance with UK GAAP. Our reported financial results are dependent, amongst other things, on our choice of accounting policies, the application of those policies, and on the use of estimates. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the amounts of reported revenues and expenses for the fiscal period. Judgements involved in making estimates can significantly affect our reported profits, assets and liabilities.

Our accounting policies are set out in detail in Note 1 to our consolidated financial statements. The policies and estimation techniques which we consider are most critical relate to the valuation of assets (principally intangible fixed assets, accounts receivable and inventory) and the recognition or de-recognition of liabilities (principally revenue recognition and provisions). The following accounting policies require significant management judgements and estimates.

Intangible fixed assets
We have significant intangible assets, primarily intellectual property rights and goodwill arising in connection with business combinations. We account for business combinations under the purchase method of accounting. The total cost of acquisitions is allocated to the underlying net assets acquired, based on their respective estimated fair market values. Goodwill is recorded as the difference between the cost of acquiring an entity and the estimated fair market values assigned to its tangible and identifiable intangible net assets at the date of acquisition. Determining the fair market value of assets acquired and liabilities assumed requires management's judgement and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, asset lives, and market multiples. Intangible assets are amortised over their expected useful lives and the remaining useful life is re-assessed from time to time. If we identify a permanent diminution in value of intangible fixed assets we record an impairment provision. The judgements made in determining the estimated fair market value assigned to each class of intangible assets acquired as well as their useful lives and any potential impairment can significantly impact on our reported operating profits.

Liabilities to customers
The technologies and services we supply to our customers are technically complicated and are frequently covered by long-term contracts. In assessing the amounts of revenue recognised in any period, we must make estimates about such matters as the future costs we will incur to complete our contractual obligations and, if these costs exceed estimated future revenues, make a provision for the estimated loss. Where we have obligations to supply smart cards in the future as part of our support and maintenance obligations, we are required to estimate future costs and revenues associated with this activity and accrue a provision for a proportion of the cost of our card changeover obligations. These estimates include an assessment of the likely timing of the card changeover, the number of smart cards to be supplied and the costs of those smart cards. The judgements made in determining the value of our liabilities to customers can significantly impact our reported operating profits.

Stocks
Stocks are valued at the lower of cost and net realisable value. The judgements made in estimating net realisable value include making estimates about the volume of cards which we will supply to our customers and an assessment of any imbalance between future estimated card supply and our stock and our purchase commitments which we make to the manufacturers of our smart cards. These judgements can significantly impact our reported operating profits.

Litigation and intellectual property claims
Certain of our customers and others have from time to time made allegations and claims in law against us. The existence of these matters require us to make estimates of the likely outcome of the actions or potential claims and to make a provision for any liabilities where it is probable that we will make a settlement or be subject to an adverse court ruling. The judgements made in assessing the amount, if any, of provisions required can significantly impact our reported operating profits.

New accounting pronouncements
UK law has mandated the use of International Financial Reporting Standards ("IFRS") for listed companies reporting within the European Union for financial periods ending on or after 31 December 2005. NDS Group plc will be subject to this requirement, commencing with the financial statements for the year ending 30 June 2006. IFRS differ in many respects from UK GAAP and there is a prescribed methodology for first-time adoption. Not all the standards that will be applicable on first-time adoption have yet been published in final form. We have made an initial study of the key differences between UK GAAP and IFRS and continue to monitor the evolving standards as they are published. We are not able to ascertain at this time what the effect adoption of IFRS will have on our reported financial results or financial position.

Results of operations

The results of the operations for the two years ended 30 June 2004 are presented and analysed below according to the revenue streams and cost categories identified on previous pages. The measurement of revenues and costs is in accordance with our accounting policies under UK GAAP.

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Revenues		
Conditional access	**118,880**	144,789
Integration, development & support	**32,044**	33,234
Licence fees & royalties	**29,101**	22,254
New technologies	**36,950**	32,451
Other revenue	**3,558**	4,509
Total revenues	**220,533**	237,237
Cost of sales		
Smart card & changeover provisions	**(28,352)**	(63,309)
Operations & support	**(27,322)**	(21,124)
Royalties	**(4,250)**	(4,638)
Other	**(1,669)**	(5,396)
Total cost of sales	**(61,593)**	(94,467)
Gross profit	**158,940**	142,770
Gross profit %	**72.1%**	60.2%
Operating expenses, excluding amortisation of intangible fixed assets		
Sales & marketing expenses	**(14,455)**	(14,208)
Research & development	**(82,491)**	(61,294)
General & administration	**(18,252)**	(21,528)
Foreign exchange gains	**1,085**	1,130
Losses on investments	**(244)**	(465)
Total	**(114,357)**	(96,365)
Operating income, before amortisation of intangible fixed assets acquired as part of a business combination	**44,583**	46,405
Operating income %	**20.2%**	19.6%
Regular amortisation of intangibles	**(12,252)**	(9,602)
Impairment charge	**(6,510)**	-
Operating profit	**25,821**	36,803
Share of associate's operating loss	**-**	(280)
Net interest income	**4,214**	2,887
Profit on ordinary activities before tax	**30,035**	39,410
Taxation	**(12,038)**	(13,472)
	17,997	25,938
Equity minority interests	**472**	102
Net profit	**18,469**	26,040

Commentary on year ended 30 June 2004 compared to year ended 30 June 2003

The results of the year and the comparison with prior year are significantly affected by business conducted with DIRECTV. Until 13 August 2003, NDS provided conditional access services, including the supply of smart cards to DIRECTV in the United States. The contract came to an end on 13 August 2003 and subsequently NDS received payments under transitional support arrangements. Additionally, NDS received payments in the first and second quarters of fiscal 2004 from DIRECTV as compensation for the use of NDS technology contained within cards which DIRECTV had procured from a third party.

In March 2004, NDS and DIRECTV signed a new six-year contract for conditional access services, which was effective from 1 March 2004. Under the new contract, NDS receives monthly fees for the provision of conditional access services, which includes NDS taking on the obligation to provide periodic replacement smart cards in the future. In June 2004, NDS also took on the supply of new smart cards.

Comparisons are also affected by the results of the MediaHighway business which we acquired on 16 December 2003.

Revenues

Full year revenues were £220.5 million, compared to £237.2 million last year. The reduction in revenues is wholly due to the decrease in revenues from DIRECTV; excluding DIRECTV and the MediaHighway business, underlying revenues have increased by 19%.

Conditional access revenues were £118.9 million for the year, compared to £144.8 million in the prior year. Last year, we shipped substantial volumes of smart cards to DIRECTV for their card changeover. These shipments ceased in May 2003 and resumed, following completion of transitional arrangements in the new contract, in June 2004. Conditional access services income from DIRECTV, based on the number of authorised cards and subscribers, ceased on expiry of the old contract in August 2003 and resumed, at a higher level, in March 2004. We shipped 8.0 million cards in the year compared to 19.3 million in fiscal 2003. Subscriber growth has continued across most platforms. As at June 2004, 44.0 million authorised smart cards containing NDS technology were in use, a rise of 9.6 million over the year. In addition to growth at DIRECTV, there has also been substantial shipment of cards and growth in subscribers at Sky Italia (which is in the process of switching all its subscribers to NDS technology), Viasat in Scandinavia (where NDS conditional access is replacing an incumbent supplier) and FOXTEL in Australia (which launched a full digital service in March 2004).

Integration, development and support revenues were £32.0 million for the year, compared to £33.2 million in the prior year. Major project deliveries include FOXTEL, Sky Italia, Galaxy in Hong Kong, Viasat and Voom in the US. Additional system enhancements were provided to BSkyB in the UK, Cablevision in the US, Sky Life in Korea and our customers in Latin America and Israel. We have delivered change requests and routine maintenance services to existing pay-TV customers.

Licence fee and royalty income was £29.1 million for the year, compared to £22.3 million in the prior year. There has been a decline in licence fee income (i.e. fees paid on delivery of a system), reflecting the nature of systems delivered in the year and an evolution in our business model whereby a greater proportion of our revenues is dependent on subscriber growth. Royalty income (i.e. fees paid on deployment of set-top boxes) has increased. This is due to higher production volumes of set-top boxes reported by manufacturers across many platforms, reflecting the growth in subscribers. This revenue stream includes royalties from set-top box manufacturers in respect of MediaHighway middleware, arising principally from the Canal+ platform family.

Revenues from new technologies increased to £37.0 million for the year, compared to £32.5 million in the prior year. The increase reflects an increasing penetration of our MediaHighway advanced middleware and of our PVR technology into deployed set-top boxes.

The comparison of reported revenues has been adversely affected by the relative weakness of the US dollar in the current year compared to the previous year.

Margins

Gross margin was 72.1%, compared to 60.2% in the prior year. As with revenues, comparative margins are materially affected by the DIRECTV contracts. In 2003, card sales to DIRECTV were very high and at a discounted price reflecting the size of the order. This lowered the margin over the year as a whole, but the effect was less marked in the fourth quarter as the order was completed. Margins in the first two quarters of 2004 were boosted by compensatory conditional access payments from DIRECTV which had no associated material cost of sales. Margins have been lower since March 2004 as the new DIRECTV contract has come into effect. A major component of cost of sales is now the provision for future DIRECTV card changeovers. Prior year numbers were also adversely affected by a bad debt charge, part of which was reversed in the current year on the partial payment of debts previously written off, due to two customers emerging from bankruptcy protection.

Operating Expenses

We made a decision substantially to increase the resources and capacity of the NDS business in fiscal 2004, as we believed that this would be fundamental to the positioning of NDS to take full advantage of renewed economic growth and the plans of our major customers further to develop their businesses. As a result, headcount has risen substantially. At June 2004 we employed just over 2,000 staff (including contractors). We have recruited 245 new employees since June 2003 and the MediaHighway acquisition added a further 300 employees, resulting in increased operating expenses. This has been especially marked in research and development where costs (including facilities and support costs) have increased from £61.3 million to £82.5 million for the year. This includes all of the costs of the MediaHighway operations in France. The increase in underlying costs is greater than the reported amounts would indicate, as the costs of our Israel facilities are denominated in US dollars and therefore reported sterling amounts have benefited from the weaker dollar/sterling exchange rate.

Sales and marketing costs have remained flat year-on-year. General and administrative expenses (which exclude foreign exchange gains and losses, and the amortisation of intangible fixed assets acquired as part of a business combination) have declined. The prior year included costs incurred in connection with litigation of £3.8 million, which were previously presented as exceptional costs. Litigation expenses have continued to be incurred in the current year, albeit it at a lower level.

Included within operating costs is a net amount of £0.2 million related to the disposal of our 80% investment in Fancy a Flutter Limited, which operated a games and gaming channel on the BSkyB platform. Having invested in setting up the channel in May 2003, in partnership with the Rank Group, as a means of demonstrating how NDS's technologies could be integrated to offer a new gaming experience to the viewer, we decided to sell it as a going concern to a company that had the expertise in consumer marketing required to grow the business. Its results were not material to NDS.

We also incurred net foreign exchange gains resulting from the volatility in the currency exchange rates. Substantially all of the current year gain of £1.1 million arose on a Euro forward purchase contract to fix the purchase price of the MediaHighway acquisition in the period between signing the acquisition agreement and the completion of the transaction. Other net gains and losses on currency revaluations broadly cancelled out, compared to a net gain of £1.1 million in fiscal 2003 because we have had a "natural hedge" on various currency flows. NDS has not entered into any other free-standing derivative contracts during either of the two years ended 30 June 2004 to mitigate against currency risk, but we continue to monitor the situation.

EBITA

Our preferred operating measure of profitability, EBITA (defined as operating profit before amortisation of intangible fixed assets acquired as part of a business combination) was £44.6 million, compared to £46.4 million in the prior year. This reflects a combination of changed gross margins related primarily to the DIRECTV contracts and increased operating costs. Much of the increased operating cost has been devoted to new product development and has not yielded additional revenues in the current period. Additionally, the incremental operational costs resulting from the MediaHighway acquisition have, as expected, exceeded the incremental revenues. Together, all these factors have depressed the operating margin percentage in the current period.

Amortisation

The charge for the amortisation of intangible fixed assets acquired as part of a business combination includes amounts relating to the MediaHighway acquisition. Following the acquisition, we obtained an independent valuation of the separable intangible assets acquired. We also examined in detail the plans and projections of the acquired business and the way in which it has been integrated quickly into the rest of the NDS organisation. As a result of this assessment we have concluded that the values attributed to the intellectual property rights and products of the MediaHighway business (£34.7 million at acquisition) are supported by our business plans and cash flow projections. However, because the acquired business has rapidly become merged with our other middleware operations, it can no longer be regarded as a separate cash generating unit. We have concluded that the incremental goodwill arising on acquisition is not supported by projections of the incremental future cash flows attributable to the acquired business. Accordingly we have recorded an impairment charge to write down the acquired goodwill from its cost of £6.5 million to nil.

Net income

As a result of the factors outlined above, operating profit as measured under UK GAAP was £25.8 million for the year, compared to £36.8 million in fiscal 2003.

Interest income was higher in the current year due to higher average cash balances.

Our effective tax rate has increased compared with the prior year due to a greater proportion of disallowable amortisation charges, including the goodwill impairment charge. We have also generated tax losses in certain subsidiaries for which no immediate relief is available and for part of which, no deferred tax asset has been recognised. This is partially off-set by the availability of certain research and development tax credits in the UK.

The net profit attributable to shareholders was £18.5 million for the year, compared to £26.0 million for the prior year.

Capital expenditure

During fiscal 2004, we have spent £10 million on capital equipment, approximately double what was incurred in the previous year. This follows from the increase in headcount and includes equipment that we acquired from DIRECTV upon signing the new conditional access contract with them. We have also invested in additional laboratory facilities to assist in the development and testing of increasingly complex applications and systems provided to our customers. We have expanded our research and development facilities in all regions, including India and Korea. Our MediaHighway operations in Paris have relocated to new premises following the acquisition. We have increased our smart card processing capacity in the US. This investment will continue into fiscal 2005, when we expect to take possession of new leased premises in Jerusalem.

Working capital and cash flow

Cash generated from operating activities amounted to £62.4 million for the year. The growth in the business has resulted in large movements in working capital. Receivables have increased by £30 million over the year. This is due to higher billings, especially in the fourth quarter. Customer deposits and deferred income have increased by £17 million over the year as a result of orders received and partially paid, for cards and services to be delivered in fiscal 2005. Inventory has increased by £12 million over the year as a result of NDS procuring smart cards to meet orders from Sky Italia and DIRECTV. Other liabilities and provisions have increased by £34 million due to higher liabilities in respect of card changeover obligations, very large inventory purchases towards the end of the year and increases in other liabilities reflecting the growth in the number of employees and general trading activity. In particular, the obligations to DIRECTV to supply future changeover cards will become very significant in the future and generate large movements in working capital.

After interest, tax and capital expenditure, we generated cash of £42 million. Net cash generated in the year, after acquisition payments of £38 million, was £4 million and we ended the year with cash of £125 million.

As at 30 June 2004, approximately £18.6 million of our cash was held in US dollars and £10.5 million in euros, with most of the remainder being held in sterling. To date, we have placed cash in excess of our immediate requirements on deposit with banks, typically with a term of between one day and three months. We have not invested in marketable securities. As at 30 June 2004, £91.5 million was held on short-term deposit, with the remaining £33.6 million being in immediately available funds.

As at 30 June 2004, and as of the date hereof, we have an unused facility to borrow up to £30 million from a subsidiary of The News Corporation Limited. No amounts have been drawn under this facility during fiscal 2004 or subsequently.

Cash accumulated is being held with the intention of using it for the future development of the business and there are currently no plans to pay any dividends to shareholders, although this is regularly reviewed by the Directors. We expect that we have sufficient working capital resources for our present requirements.

Financial risk factors

Qualitative and quantitative information about the financial risk factors affecting NDS is given in Note 29 to the consolidated financial statements.

Going concern

After making enquiries, the Directors have a reasonable expectation that NDS has adequate resources to continue in operational existence for the foreseeable future. For this reason we continue to adopt the going concern basis in preparing the financial statements.

Corporate Governance

NDS is committed to high standards of corporate governance. The Board of Directors is accountable to shareholders for good corporate governance.

Board of Directors

Our business is managed by our Board of Directors. The Articles of Association provide that the number of Directors is not subject to a maximum, but shall not be less than two. Directors may be appointed by shareholders by ordinary resolution. In addition, the Board of Directors or the holder of a majority of the voting rights exercisable, on a poll, at general meetings may appoint directors. A director so appointed by the Board of Directors retires from office at the next Annual General Meeting, but is then eligible for reappointment.

At each Annual General Meeting, one-third of those Directors subject to retirement by rotation are obliged to retire by rotation, based principally upon the length of time in office, and are eligible for re-election. A Director holding the office of Chairman or Chief Executive or appointed by the holders of a majority of the voting rights and any Director appointed by the Board of Directors since the previous Annual General Meeting are not subject to retirement by rotation. Any Director may be removed from office in a general meeting, or by the holder of a majority of the voting rights, or by all the other Directors.

No person is disqualified from being appointed or reappointed as a Director and no Director is required to vacate his office by reason of attaining the age of 70 or any other age. A Director is not required to own any of our shares. The quorum for meetings of the board is two directors, unless otherwise decided by the board.

A director may hold any other office of NDS (except that of auditor) and no contract, arrangement or transaction involving NDS in which a Director is in any way interested (directly or indirectly) shall be avoided, provided that such director has disclosed such interest in accordance with the UK Companies Act 1985. Subject to such disclosure, a director may vote or be counted in the quorum with respect to any resolution of the board or of a committee concerning any contract, arrangement, transaction or proposal to which we are, or will be, a party in which he is interested, except a resolution concerning his own appointment.

Our Board of Directors currently comprises six Directors, four of whom were appointed by The News Corporation Limited and are not subject to retirement by rotation. The two other Non-Executive Directors, Peter Powers, and Nathan Gantcher are subject to retirement by rotation. Julian Brodsky retired as a Director on 3 November 2003. Nathan Gantcher was appointed as a Director on 5 January 2004 and as such, will retire from office at the Annual General Meeting to be held on 3 November 2004 and will offer himself for re-election. Peter Powers will retire from office at the Annual General Meeting and offer himself for re-election.

Based on its current beneficial share ownership, News Corporation, through its subsidiary News Nominees Limited, has the power to appoint and remove any Director.

Audit Committee

Members of the Audit Committee are Peter Powers (Chairman since 3 November 2003), Nathan Gantcher and David DeVoe. Julian Brodsky was Chairman until his retirement on 3 November 2003.

The Audit Committee, which operates under a charter approved by the Board of Directors, is expected to meet not less than twice a year and has met four times since the last Annual General Meeting. Its purpose is to consider and recommend the appointment of auditors, approve the audit fee, consider any questions of resignation or dismissal of the auditors, discuss with the auditors the nature and scope of the audit, review the quarterly and annual financial statements before submission to the Board of Directors, discuss problems and reservations, if any, arising from interim and final audits and any other matters the auditors may wish to discuss, review the auditors' management letter and management response, consider internal controls, review the work of the internal audit team and, if requested by the Board of Directors, review potential conflicts of interest.

Remuneration Committee

The terms of reference of the remuneration committee and details of Directors' service contract and remuneration are given in the Directors' Remuneration Report.

Internal control

The Board of Directors is responsible for our system of internal control, which comprises a process for identifying, evaluating and managing the risks we face and for reviewing its effectiveness. The primary aim is to operate a system which is appropriate to the business and which can, over time, increase shareholder value whilst safeguarding our assets. The system is designed to manage, rather than eliminate, the risk of failure to achieve business objectives and can only provide reasonable and not absolute assurance against material misstatement or loss. Our system of internal control and risk management consists of regular self-assessment encompassing all parts of the business and preparation of a remedial action plan, as appropriate. Significant risks are also reviewed by the Audit Committee and by the Board. In addition to this process, the following key elements are critical to the overall internal control environment:

- an organisation structure with clear operating procedures, defined lines of responsibility and delegated levels of authority;
- the adoption of "Standards of Business Conduct". These confirm NDS's policy to conduct its affairs in compliance with all applicable laws and regulations and observe the highest standards of business ethics. The Company intends that all Directors, officers and employees of the Company and its subsidiaries follow the spirit, as well as the letter, of those standards. This is communicated to each new director, officer and employee;

- a comprehensive strategic planning, financial control and budgeting system which is properly documented and regularly reviewed; and
- a disciplined acquisitions and divestments due diligence process and post-acquisition integration programme.

The Audit Committee has outsourced the internal audit function to the Internal Audit group of The News Corporation Limited. This group operates on a global basis and plays a key role in providing an objective view and continuing assessment of the effectiveness of the internal control systems throughout NDS to operating management, the Audit Committee and the Board of Directors. The work programme of this function is agreed annually in advance with the Audit Committee and revised as appropriate. It is focused on the areas perceived to be of greatest risk to NDS. Its reports on work undertaken in 2004 and to date have not identified any significant weaknesses in internal control.

Directors' Report

The Directors present their Annual Report on the affairs of NDS Group plc ("the Company") and its subsidiary undertakings ("NDS" or "the Group"), together with the Financial Statements and Auditors' Report for the year ended 30 June 2004.

Activities

The Chief Executive's Strategic Review, the Chief Financial Officer's Review and the Financial Review elsewhere in this Annual Report discuss the principal activities of NDS, its financial and operating performance during the year and the future developments of the business.

Results and dividends

The profit on ordinary activities after taxation attributable to ordinary shareholders was £18,469,000 (2003: £26,040,000). It has been the policy of the Directors to retain profits for the future development of the business and accordingly no dividends have been paid or are proposed (2003: Nil). The Directors intend to keep this policy under review and will consider whether it is appropriate to pay dividends in the future.

Share capital

Details of changes in the share capital of the Company during the year are given in Note 19a to the financial statements.

On 8 September 2004, a subsidiary of The News Corporation Limited held all of the Series B ordinary shares and the deferred shares. Substantially all of the Series A ordinary shares are held by The Bank of New York as custodian and to support American Depositary Receipts ("ADRs") issued by The Bank of New York.

Authority to issue shares

At the last Annual General Meeting shareholders authorised the Directors, pursuant to section 80 of the Companies Act 1985, to allot relevant securities representing the whole of the authorised but unissued share capital of the Company for a period expiring on 3 November 2008. At the same time, the Directors were empowered, pursuant to section 95 of the Companies Act 1985, to allot equity securities for cash without first being required to offer them to existing shareholders. It is the Directors' intention to seek annual renewal of these authorities and accordingly resolutions will be proposed at the Annual General Meeting to renew these authorities until 2 November 2009.

Directors and their interests

The Directors who served during the year and up to the date of this report were as follows:

Julian Brodsky	Independent Non-Executive Director; retired 3 November 2003
David DeVoe	Non-Executive Director
Nathan Gantcher	Independent Non-Executive Director; appointed 5 January 2004
James Murdoch	Non-Executive Director; resigned 4 November 2003
Lachlan Murdoch	Non-Executive Director
Abe Peled	Executive Director, President and Chief Executive Officer
Peter Powers	Independent Non-Executive Director
Arthur Siskind	Non-Executive Director

James Murdoch was, and David DeVoe, Lachlan Murdoch and Arthur Siskind are, Directors of The News Corporation Limited, the party which exercises ultimate control over the Company. Abe Peled is a member of The News Corporation Executive Committee.

As at 30 June 2004, no Director owned shares in the Company (2003: none). Details of interests of Directors in options over shares in the Company are provided in the Directors' Remuneration Report.

As at 30 June 2004, Nathan Gantcher, Abe Peled and Peter Powers owned no shares in The News Corporation Limited (2003: none) and at the date of his retirement, Julian Brodsky owned 1,000 shares in The News Corporation Limited (2003: 1,000). Interests of David DeVoe, James Murdoch, Lachlan Murdoch and Arthur Siskind in shares and options over shares in The News Corporation Limited are disclosed in the full Financial Report and Annual Report on Form 20-F of that company which are filed, respectively, with the Australian Securities and Investment Commission (Australian Stock Exchange) and the U.S. Securities and Exchange Commission.

In accordance with the Company's articles of association, Nathan Gantcher will retire from office and Peter Powers will retire by rotation at the Annual General Meeting to be held on 3 November 2004, and will offer themselves for re-election.

At the Annual General Meeting to be held on 3 November 2004, shareholders will be asked to approve a change to the Company's Articles of Association, to increase the amounts which may be paid as remuneration to non-executive directors to a maximum total annual amount of $1 million. The change is to be effective from 1 January 2004. It is considered necessary in order more properly to reflect the duties and responsibilities of the non-executive directors.

Research and development
An overview of the research and development activities undertaken by NDS is given elsewhere in this Annual Report.

Employee matters
The Company keeps employees informed on matters affecting them as employees and on various factors affecting the performance of the Company. Applications for employment from disabled persons are considered on their own merits. Should an employee become disabled, the Company will attempt to provide continuing employment if practical.

Suppliers' payment policy
NDS's policy is to agree terms of payment with its suppliers in advance and settle invoices in accordance with those terms. The Company has no trade creditors and so the number of creditor days outstanding at the year end was nil.

Donations
The Company made no political or charitable donations during the year (2003: none). Subsidiary companies made donations to local charities of £43,000 (2003: £51,000).

By order of the Board

C R K Medlock
Company Secretary
8 September 2004

One London Road
Staines
Middlesex
TW18 4EX
England

Statement of Directors' responsibilities in respect of the financial statements

Company Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group, and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

- Select suitable accounting policies and apply them consistently;

- Make judgements and estimates that are reasonable and prudent;

- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Directors' Remuneration Report

Year ended 30 June 2004

Information not subject to audit

Remuneration Committee and advisors

The Company's Remuneration committee is chaired by Peter Powers and its other members are Julian Brodsky (until 3 November 2003), Nathan Gantcher (from 5 January 2004) and David DeVoe. The committee has the authority to review and approve on behalf of the Company the entire individual remuneration package for each Executive Director and Senior Executive, including: approval of any service contract; any benefit, pension or incentive scheme entitlement; any other fees and expenses; and any compensation payable on the termination of a service contract. It also exercises all the powers and discretions vested in the Board in respect of the Group's share option schemes. The committee is authorised to obtain outside legal advice or other independent professional advice, as well as information about remuneration practices elsewhere. No external advice has been sought or provided during the year.

Remuneration policy

The Company's policy on Senior Executives' remuneration for the current and future financial years is that the overall remuneration package should be sufficiently competitive to attract, retain and motivate high quality executives capable of achieving the Group's objectives and thereby enhancing shareholder value. The details of individual components of Directors' remuneration packages and service contracts are discussed below:

David DeVoe, James Murdoch (until 4 November 2003), Lachlan Murdoch and Arthur Siskind are appointed by The News Corporation Limited, the party which exercises ultimate control over NDS. They receive no remuneration from the Company for their services to the Group and no specific part of their total remuneration can be attributed to their roles as Directors of NDS. They do not have service contracts with the Company. They receive remuneration from The News Corporation Limited relating to a number of management roles, including performance of the duties of a director of NDS. It is not possible to allocate the portion of their total remuneration which relates to NDS.

Abe Peled is the sole Executive Director of the Company. He was employed by the Company pursuant to a service agreement dated 1 December 1999 for an original term of three years. On 30 November 2003, the contract was automatically extended for a further year and will be extended for further one-year periods unless either party gives 12 months' written notice not to extend. As of the date of this report, no such notice has been received or given. On termination, one year's salary is payable if the Company terminates the contract for reasons other than cause or death. Abe Peled's remuneration package consists of basic salary, benefits and discretionary bonuses. He is also eligible to participate in the Group's share option schemes. There are no specific performance criteria attaching to the remuneration package.

Julian Brodsky (until 3 November 2003), Nathan Gantcher (from 5 January 2004) and Peter Powers are Independent Non-Executive Directors, none of whom has a service contract with the Company. The fees paid to such Directors are determined by the Board within the limits stipulated in the Company's Articles of Association. These Directors are not involved in any discussions or decisions concerning their own remuneration.

All Directors are eligible to participate in the Group's share option schemes. All awards are discretionary. Consistent with share options granted to employees generally, options granted under the share option schemes vest in four equal instalments on the anniversary of grant. With the exception of one grant referred to below under Interest in options, all options granted since the Company's Initial Public Offering in November 1999 have been granted at the closing quoted market price of the Company's ADRs on the day preceding the grant. There are no performance criteria associated with vesting. The Company does not operate any long-term incentive schemes.

Performance graph

The graph below shows the change in the price of NDS ADRs as quoted on Nasdaq, compared to the Nasdaq Composite Index for each of the periods since initial public offering in November 1999. The change in share price is regarded as a fair measure of total shareholder return as no dividends have been paid in the period. The Nasdaq Composite Index has been chosen as the comparative because it represents a broad equity market index in which the Company is a constituent member.

NDS share price compared to Nasdaq Composite Index since Initial Public Offering (22 November 1999 = 100)



350
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100
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IPO (22 November 1999)
30 June 2000
30 June 2001
30 June 2002
30 June 2003
30 June 2004
NDS Share price
NASDAQ Composite

Information subject to audit

Directors' remuneration

The remuneration of the Directors is as follows:

	Salary or fees £	Benefits £	Bonus £	Expense allowance £	**Total 2004 £**	Total 2003 £
Julian Brodsky (until 3 November 2003)	10,191	-	-	-	**10,191**	32,188
David DeVoe	-	-	-	-	**-**	-
Nathan Gantcher (from 5 January 2004)	25,427	-	-	-	**25,427**	-
James Murdoch (until 4 November 2003)	-	-	-	-	**-**	-
Lachlan Murdoch	-	-	-	-	**-**	-
Abe Peled	500,000	116,708	400,000	40,000	**1,056,708**	929,811
Peter Powers	43,707	-	-	-	**43,707**	34,412
Arthur Siskind	-	-	-	-	**-**	-
	579,325	116,708	400,000	40,000	**1,136,033**	996,411

Benefits paid in respect of Abe Peled comprise the provision of a company car, health insurance and the provision of accommodation in London. In addition, the Company has paid £50,000 (2003: £42,500) in respect of a money purchase pension scheme for his benefit.

Fees paid in respect of Julian Brodsky, Nathan Gantcher and Peter Powers were paid, at their request, to entities connected with them, rather than to the individuals personally.

Interests in options

David DeVoe, Nathan Gantcher, James Murdoch, Lachlan Murdoch and Arthur Siskind have no interest in options over shares in the Company. Interests of the other Directors in options over Series A ordinary shares of US$0.01 each are set out below. All options have been granted under the share schemes referred to in Note 19c to the financial statements.

a) Abe Peled

Exercise price	Held at 30 June 2003	Exercised during the year	Granted during the year	Cancelled during the year	Held at 30 June 2004	Vested at 30 June 2004	Unvested at 30 June 2004
$8.14	132,500	-	-	-	132,500	132,500	-
$8.14	88,000	-	-	-	88,000	88,000	-
$9.85	88,000	-	-	-	88,000	88,000	-
$20.00	200,000	-	-	-	200,000	200,000	-
$21.90	56,000	-	-	-	56,000	28,000	28,000
$6.50	40,000	-	-	-	40,000	10,000	30,000
$17.12	-	-	60,000	-	60,000	-	60,000
	604,500	-	60,000	-	664,500	546,500	118,000

Options held at 30 June 2004 expire between 21 May 2007 and 5 November 2013.

b) Julian Brodsky

Exercise price	Held at 30 June 2003	Exercised during the period	Granted during the period	Cancelled during the period	Held at retirement on 3 November 2003	Vested at retirement on 3 November 2003	Unvested at retirement on 3 November 2003
$20.00	5,000	-	-	(1,250)	3,750	3,750	-
$21.90	5,000	-	-	(2,500)	2,500	2,500	-
$6.50	5,000	-	-	(5,000)	-	-	-
	15,000	-	-	(8,750)	6,250	6,250	-

Unvested options held by Julian Brodsky at his retirement on 3 November 2003 lapsed. Vested options held at retirement expire on 2 November 2005.

c) Peter Powers

Exercise price	Held at 30 June 2003	Exercised during the year	Granted during the year	Cancelled during the year	Held at 30 June 2004	Vested at 30 June 2004	Unvested at 30 June 2004
$20.00	5,000	-	-	-	5,000	5,000	-
$21.90	5,000	-	-	-	5,000	2,500	2,500
$6.50	5,000	-	-	-	5,000	1,250	3,750
$17.12	-	-	5,000	-	5,000	-	5,000
	15,000	-	5,000	-	20,000	8,750	11,250

Options held at 30 June 2004 expire between 24 January 2010 and 5 November 2013.

During the year ended 30 June 2001, Julian Brodsky and Peter Powers were each granted 5,000 options at an exercise price which was below their intrinsic value on the date of grant. The value of the discount is charged to the profit and loss account over the vesting period of the options as share-based compensation. 1,250 of these options granted to Julian Brodsky were cancelled, unvested, upon his retirement. The charge for the year in respect of the options was: Peter Powers - £6,466 (2003: £19,912); Julian Brodsky - credit of £38,736 (2003: charge of £19,912). These amounts are in addition to the remuneration disclosed above. Save for this item, all other options have been granted at the closing price quoted on Nasdaq on the last trading day preceding the grant. Options vest in four equal instalments on the anniversary of grant. There are no performance criteria associated with vesting.

The quoted price of ADRs representing Series A ordinary shares of US$0.01 each as at 30 June 2004 was $25.400.
The highest and lowest prices during the year were $32.020 and $13.751 respectively.

By order of the Board

C R K Medlock
Company Secretary
8 September 2004

One London Road
Staines
Middlesex
TW18 4EX
England

Independent Auditors' Report to the Shareholders of NDS Group plc

We have audited the financial statements of NDS Group plc for the year ended 30 June 2004 which comprise the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Statement of Cash Flows, and the related Notes numbered 1 to 30. These financial statements have been prepared on the basis of the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with Section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of Directors and Auditors

The Directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. Our responsibility is to audit the financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions with the Group is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. This other information comprises the Operational Highlights, Chief Executive's Strategic Review, Chief Financial Officer's Review, Financial Review, the unaudited part of the Directors' Remuneration Report, Directors' Report and Five Year Summary. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

Basis of Audit Opinion

We conducted our audit in accordance with United Kingdom Auditing Standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 30 June 2004 and of the profit of the Group for the year then ended and the financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.

Ernst & Young LLP
Registered Auditor
London
8 September 2004

Consolidated Profit and Loss Account

	Notes	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Revenue			
Existing operations		**212,709**	237,237
Acquisitions		**7,824**	-
	2	**220,533**	237,237
Cost of sales		**(61,593)**	(94,467)
Gross profit		**158,940**	142,770
Administrative expenses - trading expenses	3a	**(114,357)**	(96,365)
		44,583	46,405
Administrative expenses - amortisation of intangible fixed assets	3b	**(18,762)**	(9,602)
Operating profit		**25,821**	36,803
Comprising:			
Operating profit from existing operations		**41,846**	36,803
Operating loss from acquisitions		**(16,025)**	-
Share of associate's operating loss net of goodwill amortisation	4	**-**	(220)
Loss on disposal of associate	4	**-**	(60)
Profit on ordinary activities before interest		**25,821**	36,523
Net interest income	5	**4,214**	2,887
Profit on ordinary activities before taxation	6	**30,035**	39,410
Taxation	7	**(12,038)**	(13,472)
Profit on ordinary activities after taxation		**17,997**	25,938
Equity minority interests	18	**472**	102
Profit for the year attributable to members of the parent company		**18,469**	26,040
Earnings per share	8		
Basic earnings per share		**34.1p**	48.4p
Diluted earnings per share		**33.1p**	48.0p
Adjusted basic earnings per share		**66.4p**	65.2p
Adjusted diluted earnings per share		**64.4p**	64.7p

The accompanying notes form an integral part of this consolidated profit and loss account.

Consolidated Statement of Total Recognised Gains and Losses

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Profit for the year, excluding share of losses of associate	**18,469**	26,185
Share of associate's loss for the year	**-**	(145)
Profit for the year attributable to members of the parent company	**18,469**	26,040
Foreign exchange loss on translation of net assets of subsidiary undertakings	**(2,780)**	(3,617)
Total recognised gains relating to the year	**15,689**	22,423

Consolidated Balance Sheet

As at 30 June 2004

	Notes	30 June 2004 £'000	30 June 2003 £'000
Fixed assets			
Intangible fixed assets	10	**86,321**	64,049
Tangible fixed assets	11	**17,749**	14,697
		104,070	78,746
Current assets			
Investments	9b	**414**	-
Stocks	12	**19,682**	7,617
Deferred tax asset	7c	**3,081**	4,273
Debtors	13a	**69,891**	36,115
Cash	14	**125,086**	121,520
		218,154	169,525
Creditors			
Amounts falling due within one year	15a	**(95,160)**	(54,081)
Net current assets		**122,994**	115,444
Total assets less current liabilities		**227,064**	194,190
Creditors			
Amounts falling due after more than one year	16	**(1,083)**	(1,533)
Provision for liabilities and charges	17	**(22,804)**	(6,328)
		203,177	186,329
Equity minority interests	18	**-**	(58)
Net assets		**203,177**	186,271
Equity capital and reserves			
Equity share capital	19a	**340**	339
Share premium	20a	**129,025**	127,777
Merger reserve	20a	**49,816**	49,816
Profit and loss account	20a	**(151,269)**	(166,926)
Capital contribution	20a	**133,265**	133,265
Total equity shareholders' funds		**161,177**	144,271
Non-equity share capital	19b	**42,000**	42,000
Total shareholders' funds		**203,177**	186,271

Signed on behalf of the Board

Dr A Peled
8 September 2004

The accompanying notes form an integral part of this consolidated balance sheet.

Company Balance Sheet

As at 30 June 2004

	Notes	30 June 2004 £'000	30 June 2003 £'000
Fixed assets			
Investments	9c	**386,397**	386,397
Current assets			
Debtors	13b	**46,431**	-
Cash		**-**	23
Creditors			
Amounts falling due within one year	15b	**-**	(1,625)
Net current assets (liabilities)		**46,431**	(1,602)
Net assets		**432,828**	384,795
Equity capital and reserves			
Equity share capital	19a	**340**	339
Share premium	20b	**129,025**	127,777
Merger reserve	20b	**49,816**	49,816
Profit and loss account	20b	**78,382**	31,598
Capital contribution	20b	**133,265**	133,265
Total equity shareholders' funds		**390,828**	342,795
Non-equity share capital	19b	**42,000**	42,000
Total shareholders' funds		**432,828**	384,795

Signed on behalf of the Board

Dr A Peled
8 September 2004

The accompanying notes form an integral part of this balance sheet.

Consolidated Statement of Cash Flows

	Notes	**Year ended 30 June 2004 £'000**	Year ended 30 June 2003 £'000
Net cash inflow from operating activities	22	**62,448**	44,797
Returns on investments and servicing of finance	23a	**3,942**	2,922
Taxation	23b	**(14,103)**	(14,591)
Capital expenditure and financial investment	23c	**(10,245)**	(5,175)
Acquisitions and disposals	23d	**(38,012)**	1,671
Cash inflow before management of liquid resources and financing		**4,030**	29,624
Management of liquid resources	23e	**(3,589)**	(25,637)
Financing	23f	**1,273**	526
Increase in cash	24	**1,714**	4,513

The accompanying notes form an integral part of this consolidated statement of cash flows.

1. Accounting policies and principal activity

NDS Group plc ("the Company") is incorporated in Great Britain. The Company, together with its subsidiaries ("NDS" or "the Group"), is engaged in the business of supplying digital technology and services enabling and supporting digital pay-TV platform operators and content providers.

The principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are summarised below.

a) Basis of preparation

The financial statements have been prepared under the historical cost convention and in accordance with applicable UK financial reporting and accounting standards.

b) Basis of consolidation

The financial statements consolidate the accounts of the Company and all its subsidiary undertakings, drawn up to 30 June each year. All intercompany transactions and balances have been eliminated on consolidation. The results and cash flows of subsidiaries or businesses acquired or sold are consolidated for the periods from or to the date on which control passed to or from the Group. Entities, other than subsidiary undertakings, in which the Group has a participating interest and over whose operating and financial policies NDS exercises a significant influence are treated as associates and accounted for using the equity method.

The Company's ultimate controlling party is The News Corporation Limited, which taken together with its subsidiary and associated undertakings is referred to herein as "The News Corporation Group".

c) Goodwill

Goodwill arising on the acquisition of subsidiary undertakings or businesses represents the excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired. Goodwill is capitalised and amortised on a straight-line basis over its useful economic life. Provision is made for any impairment. The useful life of goodwill is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of goodwill have ranged from seven to twenty years.

d) Intellectual property rights

Intellectual property rights purchased by the Group are included at cost as intangible fixed assets and depreciated on a straight-line basis over their useful economic lives. Provision is made for any impairment. The useful life of purchased intellectual property rights is considered by the Directors on a case by case basis. The Directors' estimates of the periods over which benefits will accrue to the Group in respect of purchased intellectual property rights have ranged from three to ten years.

e) Investments

Investments are stated at cost less any provision for impairment. Income from investments is included in the profit and loss account only if received, or declared and receivable.

f) Associates

In the consolidated financial statements, investments in associates are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of associates' profits less losses while the Group's share of the net assets of the associates is shown in the consolidated balance sheet. Goodwill arising on the acquisition of associates is accounted for in accordance with the policy set out above. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

g) Research and development

Research and development expenditure is written off to the profit and loss account as incurred.

h) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost net of depreciation and any provision for impairment. They are depreciated on a straight-line basis over their expected useful economic lives or anticipated length of use by NDS. Leasehold improvements are depreciated over the lesser of their useful life or period of the lease. The expected useful life of equipment and furniture is between two and seven years.

i) Stocks and work-in-progress

Stocks and work-in-progress are valued at the lower of cost (calculated on a first in, first out basis) and net realisable value. Cost represents purchase price and, in respect of manufactured or processed items, includes an appropriate proportion of production overheads. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate. Where stock is to be used to satisfy a liability incurred under subscriber fee arrangements (see Note 1m under subscriber fees), the stock is held at cost and the liability is measured by reference to that cost.

Contract work-in-progress represents the cost of bought-in goods and services and the direct labour cost of work undertaken for customer contracts where such costs can be clearly related to development and integration work for which the associated revenue has not been recognised.

j) Debtors

Debtors are recognised at the amounts due to NDS, net of any provision for doubtful debts.

k) Foreign currency

The reporting currency and functional currency of the Company is UK pounds sterling. The functional currency of each of the subsidiaries of NDS Group plc is the local currency of the country in which each subsidiary is located, except in the case of the subsidiaries operating in Israel, where the functional currency is the US dollar.

Normal trading activities denominated in foreign currencies are recorded in the functional currency of the relevant company at actual exchange rates as at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year end are reported at the rates of exchange prevailing at the year end with any resulting gain or loss being recorded in the profit and loss account.

The results and cash flows of overseas operations are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates prevailing at the balance sheet date. Exchange differences arising on translation of the opening net assets and results of overseas operations are dealt with through reserves.

l) Taxation
Corporation tax and its overseas equivalents are provided on taxable profits for the year at the rate prevailing during the year.

Full provision is made for deferred tax assets and liabilities arising from timing differences between the recognition of gains and losses in the financial statements and their recognition for tax purposes, measured using tax rates that have been enacted or substantively enacted. Deferred tax assets and liabilities are not discounted to reflect the time value of money. The recoverability of deferred tax assets is considered and a provision is made if it is considered more likely than not that the asset will not be recoverable. No deferred tax is recorded in respect of tax that would be payable on the remittance by way of dividend of the past earnings of overseas subsidiaries until such time as the remittance becomes binding on the subsidiary.

m) Revenue
Revenue represents amounts receivable by the Group for goods and services provided in the ordinary course of business, net of trade discounts, value added tax and other sales-related taxes.

NDS derives revenues from the provision of conditional access, broadcast control, interactive software, systems and other services to pay-TV platform operators and content providers. Conditional access systems enable such customers to manage and control the distribution of content and to protect such content from signal theft. Other software and systems provide platform operators and content providers with additional functionality and enable them to offer additional services. The Group's systems include software that is installed at the platform operators' facilities as well as software and smart cards in set-top boxes, digital televisions and PCs. The Group's business gives rise to a number of revenue streams for which accounting policies are applied as follows:

Smart cards
Smart cards are sold to broadcasters for distribution to and use by their subscribers. The revenues derived from these sales are recognised upon delivery of the cards in accordance with the customers' instructions. Appropriate provision is made for warranty and similar arrangements agreed with customers.

Subscriber fees
For some contracts, NDS receives fees from broadcasters for the maintenance of security of conditional access systems for a specified duration which is typically between 24 and 48 months. Fees are received over the duration of the agreed service period and are related to the number of subscribers that the broadcasters have. These revenues are recognised over the term of the security contract in the period in which the security services are performed.

In some instances, the maintenance of security requires NDS to replace a population of smart cards ("changeover cards"). This is an integral part of the wider security maintenance activities and the subscriber fees continue to be recognised as the services are performed. Costs associated with such arrangements include, therefore, the production of changeover cards to be provided. In these circumstances, the liability is recognised by way of a provision in the financial statements. The value of this liability at each balance sheet date is calculated as the total expected cost of providing changeover cards multiplied by the proportion of revenues recognised to date as compared with total security fees expected over the duration of the maintenance agreement. Movement in the provision is included within the profit and loss account as part of cost of sales. Amounts provided for as at each balance sheet date are included in provisions for liabilities and charges. The provision is utilised by the supply of smart cards from stock. The liability is not extinguished until the necessary cards have been supplied. Accordingly it is appropriate to recognise separate assets and liabilities until that event occurs.

Development, integration and installation contracts
Contracts for development, integration and installation work are undertaken for customers on the basis of time and materials or according to fixed price terms, or a combination of the two. The duration of such contracts has varied from a few weeks to approximately two years. Revenue for contracts negotiated on a time and materials basis is recognised as costs are incurred. Where there is uncertainty as to the scope of work or the fee payable, revenue is deferred until any uncertainties are resolved. For fixed price contracts involving significant adaptation of software, revenue and profit are recognised according to the proportion of the estimated contract value completed, ascertained by reference to percentage of technical completion, having regard to any customer acceptance provisions in the contract. Where a contract has not sufficiently progressed for the outcome to be seen with reasonable certainty, but no loss is expected, then revenue is deferred until any uncertainties are resolved. All losses are recognised as soon as incurred or reasonably foreseen. Total contract revenue and profitability to date are reviewed periodically and the cumulative effects of changes are recognised in the period in which they are identified. Revenue from the supply of hardware and other items procured from third party suppliers which are an integral part of an overall system is recognised once customer acceptance is achieved, where this is a critical element of the contractual arrangements with the customer.

Licence fees and royalties
Licence fee income is recognised when the software is delivered to the customer unless the supply is closely linked to customisation, integration and installation work, in which case revenue recognition is deferred until customer acceptance has occurred.

Royalty income is typically receivable on the basis of the number of units manufactured or deployed by a licensee. Such income is recognised when it is fixed or determinable.

Support and maintenance
Support and maintenance income is recognised over the term of the contract.

Contingent income
Revenue which is dependent on the number of subscribers or is contingent upon the occurrence of specified events is recognised when the amount has become fixed or determinable.

n) Pension costs
NDS makes contributions for the benefit of employees to defined contribution schemes. The amount charged to the profit and loss account in respect of pension costs is the contributions payable in the year. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

Certain current and former US employees are members of a defined benefit pension scheme operated for the benefit of certain US employees of The News Corporation Group. As such it is a multi-employer defined benefit scheme. It is not possible to determine the assets and liabilities of this scheme relating to the obligations of NDS to current and former employees. Accordingly, the amounts recorded in the profit and loss account are the contributions payable in the year, as determined by third party actuaries. Differences between contributions payable in the year and contributions actually paid are shown either as accruals or as prepayments in the balance sheet.

NDS also has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. The amount charged to the profit and loss account in respect of this scheme is the estimated regular cost of providing the benefits accrued in the year, adjusted to reflect variations from that cost. The regular cost is calculated so that it represents a substantially level percentage of current and future payroll. Variations from regular cost are charged or credited to the profit and loss account as a constant percentage of payroll over the estimated average remaining working life of scheme members. The scheme is funded, with the assets of the scheme held separately from those of the Group in a separate trustee administered fund. Differences between amounts charged to the profit and loss account and amounts funded are shown as either provisions or prepayments in the balance sheet.

NDS has adopted the transitional provisions of FRS 17: "Retirement benefits". The disclosure required by this standard is provided in Note 27.

o) Government grants
NDS receives grants towards the cost of certain capital expenditure. Such grants are treated as deferred income and released to the profit and loss account over the expected useful lives of the assets concerned.

p) National Insurance on share options and similar items
UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of options issued under certain share option schemes. Similarly, a charge to Employer's National Insurance arises when vested assets held by an employee benefit trust are distributed. Provision is made over the vesting period, based on the prevailing National Insurance rate and the market value of the underlying assets as at the balance sheet date.

q) Leases
Amounts payable under operating leases, net of any incentives, are charged on a straight line basis over the lease or licence term.

r) Licence agreements
NDS has the right to use certain intellectual property under various licence agreements. Royalties payable under these licence agreements are typically calculated as a percentage of relevant revenues and are charged in the profit and loss account to match with the recognition of those revenues.

s) Use of estimates
The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Segment information

a) Business segment

NDS operates through a number of subsidiaries. There is a common management structure across the Group, which ensures that the various subsidiary companies operate in a co-ordinated and complementary manner. The business is managed as a single operating unit or segment, being the supply of digital technology and services enabling and supporting digital pay-TV platform operators and content providers. The segment has associated with it a number of revenue streams.

The accounting policies of the segment are described in Note 1. All revenues, costs, cash flows, assets and liabilities relate to the continuing operations of the Group. The MediaHighway acquisition (see Note 9a) generated revenue of £7,824,000, cost of sales of £467,000, operating expenses of £14,231,000, plus £2,641,000 of regular amortisation and £6,510,000 of goodwill impairment charge.

b) Revenue by geographical destination

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
UK	**80,175**	74,892
Europe and the Middle East	**36,451**	17,463
USA	**60,609**	110,584
Latin America	**19,706**	14,538
Asia Pacific	**23,592**	19,760
	220,533	237,237

c) Geographical origin

The Group's operations are situated in the UK, Europe, Israel, the US and the Asia-Pacific region. Most of the Group's contracts with customers are entered into with the Group's principal operating company, NDS Limited, a UK subsidiary. Many of the costs of the overseas operations are recharged to UK subsidiaries. The contribution of each region to the consolidated results and net assets is as follows:

Year ended 30 June 2004

Year ended 30 June 2004	UK £'000	Europe £'000	Israel £'000	US £'000	Asia-Pacific £'000	Total £'000
Revenue	197,597	9,312	-	13,596	28	220,533
Operating profit (loss)	30,827	(11,448)	4,970	850	622	25,821
Fixed assets acquired as part of a business combination	33,165	10,138	-	-	-	43,303
Other capital expenditure	2,749	1,906	2,871	2,513	533	10,572
Total capital expenditure	35,914	12,044	2,871	2,513	533	53,875
Depreciation and amortisation	16,436	6,440	3,305	607	459	27,247

As at 30 June 2004	UK £'000	Europe £'000	Israel £'000	US £'000	Asia-Pacific £'000	Total £'000
Intangible fixed assets	84,045	2,276	-	-	-	86,321
Tangible fixed assets	5,765	3,078	5,406	2,568	932	17,749
Other net assets (liabilities)	85,234	(16,683)	25,412	3,806	1,338	99,107
Net assets (liabilities)	175,044	(11,329)	30,818	6,374	2,270	203,177

Year ended 30 June 2003

Year ended 30 June 2003	UK £'000	Europe £'000	Israel £'000	US £'000	Asia-Pacific £'000	Total £'000
Revenue	156,438	980	-	79,763	56	237,237
Operating profit (loss)	28,635	(375)	5,033	3,006	504	36,803
Adjustment to fixed assets acquired as part of a business combination	-	(3,189)	-	-	-	(3,189)
Other capital expenditure	3,910	52	1,929	228	483	6,602
Total capital expenditure	3,910	(3,137)	1,929	228	483	3,413
Depreciation and amortisation	13,309	20	3,504	853	130	17,816

As at 30 June 2003	UK £'000	Europe £'000	Israel £'000	US £'000	Asia-Pacific £'000	Total £'000
Intangible fixed assets	64,049	-	-	-	-	64,049
Tangible fixed assets	6,419	52	6,443	845	938	14,697
Other net assets	80,064	70	22,481	3,834	1,076	107,525
Net assets	150,532	122	28,924	4,679	2,014	186,271

d) Principal customers

Substantial revenues are derived from businesses in which The News Corporation Group has an equity interest. Revenue from related parties is disclosed in Note 28a. There are two principal customers (defined as a customer accounting for greater than 10% of total revenue): DIRECTV, which generated revenue of £40.6 million (2003: £89.4 million) and BSkyB, which generated revenue of £64.3 million (2003: £59.1 million).

3. Administrative expenses

a) Trading expenses

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Sales and marketing	**14,455**	14,208
Research and development	**82,491**	61,294
General and administration	**18,252**	21,528
Foreign exchange gains	**(1,085)**	(1,130)
Losses on investments (see Note 3c)	**244**	465
	114,357	96,365

General and administration costs include costs incurred in connection with the litigation referred to in Note 26c. In the year ended 30 June 2003, such costs amounting to £3,809,000 were previously shown as exceptional costs. The losses on investments in the year ended 30 June 2003 were previously shown as exceptional.

b) Amortisation of intangible fixed assets

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Regular amortisation of goodwill	**7,854**	7,845
Amortisation of intellectual property rights	**4,587**	1,891
	12,441	9,736
Less amounts charged in cost of sales	**(189)**	(134)
Amortisation of intangible fixed assets acquired as part of a business combination	**12,252**	9,602
Goodwill impairment charge	**6,510**	-
	18,762	9,602

The goodwill impairment charge is explained in Note 9a.

c) Losses on investments

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Profit on disposal of Fancy a Flutter Limited	**223**	-
Write-down of listed investments to market value	**(467)**	-
Write-off of fixed asset investments	**-**	(465)
Total losses on investments	**(244)**	(465)

On 5 April 2004, NDS sold its 80% interest in Fancy a Flutter Limited to YooMedia plc. Fancy a Flutter Limited was incorporated in Great Britain and its business was the provision of technical services to support a games and gaming channel on the BSkyB platform. The consideration was in the form of shares in YooMedia plc. The transaction yielded a profit of £223,000. Subsequent to the transaction, the share price of YooMedia plc has declined and a charge of £467,000 has been recorded to write the value of the investment down to its year end market price, as the Directors consider this to be a permanent diminution in value. The results and liabilities of Fancy a Flutter Limited were not material to the Group.

During the year ended 30 June 2003 and following discussions with the fund manager, it became apparent that there was little prospect of realising value in the foreseeable future from an investment in a venture capital fund. Accordingly the investment was written-off. The charge was previously shown as an exceptional item.

d) Total administrative expenses

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Sales and marketing	**14,455**	14,208
Research and development	**82,491**	61,294
General and administration	**36,173**	30,465
Total administrative expenses	**133,119**	105,967

4. Associate

A subsidiary of the Company owned 40% of the share capital of ADSR Limited ("ADSR"), a company incorporated in Great Britain whose business was the provision of services connected with electronic chip design and security. The Directors considered that NDS exercised significant influence over, but not control of, the management of ADSR and accordingly regarded ADSR as an associated undertaking. During the year ended 30 June 2003, the arrangements with ADSR were terminated. NDS purchased certain specialist equipment and facilities from ADSR and received repayment of loan finance advanced to ADSR. The shares were then sold for a nominal sum, realising a loss of £60,000. The Group's share of losses of ADSR in the year ended 30 June 2003 was £220,000.

5. Net interest income

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Bank interest income	**3,826**	2,923
Other interest receivable	**416**	7
	4,242	2,930
Other interest payable	**(28)**	(43)
	4,214	2,887

6. Profit on ordinary activities before taxation

a) Elements of operating expenses

The profit on ordinary activities before taxation is stated after charging (crediting):

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Depreciation of tangible fixed assets	**8,296**	8,080
Regular amortisation of goodwill	**7,854**	7,845
Goodwill impairment charge	**6,510**	-
Amortisation of intellectual property rights	**4,587**	1,891
Foreign exchange gains	**(1,085)**	(1,130)
Primary auditors' remuneration:		
- Audit services	**250**	200
- Non-audit services	**58**	4
Secondary auditors' remuneration:		
- Audit services	**17**	19
- Non-audit services	**32**	32
Release of deferred capital government grants	**(562)**	(644)
Operating lease costs in respect of buildings	**8,389**	6,882

b) Staff costs

The average monthly number of employees (including Directors) was as follows:

	Year ended 30 June 2004 number	Year ended 30 June 2003 number
Operations	**288**	253
Sales and marketing	**98**	133
Research and development	**1,315**	879
General and administration	**72**	63
	1,773	1,328

Their aggregate remuneration comprised:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Wages, salaries and benefits	**77,487**	65,943
Social security costs	**7,216**	3,338
Other pension costs	**2,069**	1,560
Share-based compensation	**101**	361
	86,873	71,202

Details of amounts paid to Directors are given in the Directors' Remuneration Report.

c) Pension costs

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Defined contribution schemes	**1,674**	1,261
US multi-employer defined benefit scheme	**161**	149
UK defined benefit scheme	**234**	150
	2,069	1,560

Most UK employees are eligible for membership of the News International Pension Plan, a defined contribution scheme operated for the benefit of certain UK employees of The News Corporation Group. There were no pension contributions to the defined contribution scheme which were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

Most US employees are eligible for membership of the News America Incorporated Employees' Pension and Retirement Plan which is operated for the benefit of certain US employees of The News Corporation Group. As such, and so far as it relates to NDS, it is a multi-employer defined benefit scheme. It is not possible to determine the assets and liabilities of this scheme relating to the obligations of NDS to current and former employees. Accordingly, the amounts recorded in the profit and loss account are the contributions payable in the year, as determined by third party actuaries. No contributions to this scheme were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

Further information about the UK defined benefit pension scheme is given in Note 27.

7. Taxation

a) Analysis of tax charge

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Current tax		
UK Corporation tax on profits for the year	**11,370**	12,595
Adjustments in respect of prior periods	**(1,963)**	200
Double tax relief	**(1,882)**	(2,227)
UK current tax charge	**7,525**	10,568
Overseas taxation on profits for the year	**3,411**	3,437
Adjustments to overseas taxation in respect of prior periods	**-**	(121)
Group current tax charge	**10,936**	13,884
Share of associate's tax credit	**-**	(75)
Total current tax charge	**10,936**	13,809
Deferred tax		
Origination and reversal of timing differences	**1,907**	(695)
Adjustments in respect of prior periods	**(805)**	358
Total deferred tax charge (credit)	**1,102**	(337)
Total tax charge	**12,038**	13,472

b) Factors affecting tax charge

NDS is subject to taxation on the profits of its overseas subsidiaries. Substantially all such profits arise on transactions with UK group companies. It is also subject to taxation on certain remittances from overseas customers, for which UK double taxation relief is substantially available. The tax rate differs from the statutory UK tax rate of 30% as a consequence of different overseas tax rates. Additionally, there are material differences between profits recognised in the financial statements of group companies and profits calculated for tax purposes. Certain charges, primarily goodwill amortisation, are disallowable for tax purposes, certain UK expenditure on research and development is eligible for additional relief and transactions involving employee share options give rise to deductible benefits. Other charges are recognised for tax purposes in periods different from those in which they are recognised in the financial statements. These latter timing differences give rise to deferred tax assets, the potential benefit of which is recognised unless the asset is not expected to be recovered.

A reconciliation of the tax charge is as follows:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Profit on ordinary activities before taxation	**30,035**	39,410
UK statutory tax rate	**30%**	30%
Prima facie tax charge at the UK statutory rate of 30%	**9,011**	11,823
Effect of different tax rates on profits earned outside of the UK	**(977)**	(1,300)
Permanent differences:		
- Non-deductible goodwill	**4,310**	2,353
- Other permanent differences	**(75)**	(258)
Losses for which no effective relief is available	**2,537**	417
Tax under- (over-) provided in prior years	**(2,768)**	437
Total tax charge	**12,038**	13,472
Effective tax rate	**40.0%**	34.2%
Total tax charge, as above	**12,038**	13,472
Add back:		
Adjustments in respect of prior periods:		
- Benefit of losses, not previously recognised	**1,645**	-
- Transfer to current tax	**(840)**	(358)
Origination and reversal of timing differences:		
- Fixed assets timing differences	**(24)**	318
- Timing differences relating to accrued expenses	**(1,647)**	377
- Use of losses	**(236)**	-
- Share of associate's tax credit	**-**	75
Total current tax charge	**10,936**	13,884

As a consequence of the factors noted above, the future tax charge may differ from the statutory UK tax rate of 30%.

c) Deferred tax

Deferred tax assets relate to:

	30 June 2004 £'000	30 June 2003 £'000
Short-term timing differences on accrued expenses	**888**	2,972
Long-term timing differences on fixed assets	**851**	1,301
Benefit of losses carried forward	**1,342**	-
	3,081	4,273

Substantially all of the deferred tax asset is expected to be recovered after more than one year.

There is an unrecognised deferred tax asset as at 30 June 2004 of approximately £2 million in respect of operating losses carried forward, whose recoverability is not probable. As a result of a tax audit during the year a deferred tax asset of £1,645,000 was recognised for operating losses existing at 30 June 2003 which had not previously been recognised because their recoverability had not been considered to be probable.

The movement in deferred tax balances during the year ended 30 June 2004 is as follows:

	Year ended 30 June 2004 £'000
Beginning of year	**4,273**
Adjustments in respect of prior periods:	
- Benefit of losses, not previously recognised	**1,645**
- Transfer to current tax	**(840)**
Origination and reversal of timing differences:	
- Fixed assets timing differences	**(24)**
- Timing differences relating to accrued expenses	**(1,647)**
- Use of losses	**(236)**
Foreign exchange movements	**(90)**
End of year	**3,081**

8. Earnings per share

	Year ended 30 June 2004	Year ended 30 June 2003
Basic earnings per share	**34.1p**	48.4p
Diluted earnings per share	**33.1p**	48.0p
Adjusted basic earnings per share	**66.4p**	65.2p
Adjusted diluted earnings per share	**64.4p**	64.7p

Basic earnings per share is calculated as the profit attributable to equity shareholders divided by the weighted average number of shares in issue. Equity shareholders' interests may be diluted due to the existence of share options granted to employees (see Note 19c). The dilutive effect of potential shares has been calculated in the manner prescribed by FRS 14: "Earnings per share", and as such, is a function of the average share price in each period. The weighted average numbers of shares used in the calculations are as follows:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Weighted average number of shares in issue	**54,093,083**	53,856,141
Diluted weighted average number of shares	**55,715,566**	54,267,114
Average share price	**$21.73**	$9.52

In addition to earnings per share calculated on the basis of net profit for the year, figures are also presented for earnings per share adjusted to eliminate the distortions caused by the amortisation of intangible fixed assets acquired as part of a business combination, net of tax.

A reconciliation of the profits used in the calculations is as follows:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Net profit	**18,469**	26,040
Adjust for:		
- Regular amortisation of intangible fixed assets acquired as part of a business combination	**12,252**	9,602
- Goodwill impairment charge	**6,510**	-
- Tax benefit thereof	**(1,319)**	(527)
	35,912	35,115

9. Investments

a) Acquisition of MediaHighway

On 16 December 2003, a subsidiary, NDS Limited, acquired the MediaHighway middleware business from a subsidiary of Thomson SA and licensed certain related patents from Thomson SA for a total consideration of €60 million in cash. The Directors commissioned an independent valuation of the separable intangible fixed assets acquired, together with an assessment of their expected useful lives.

As a result of this assessment and following agreement with Thomson SA on the accounts of the acquired business as at completion, the following assets and liabilities have been recognised in the consolidated balance sheet as at acquisition:

	Book values prior to acquisition £'000	Fair value adjustments £'000	Fair value to NDS £'000
Separable intangible fixed assets, other than goodwill	1,969	32,776	34,745
Goodwill	5,339	1,171	6,510
Tangible fixed assets	2,048	-	2,048
Stock	31	-	31
Debtors and prepayments	6,067	(1,433)	4,634
Cash	5,882	-	5,882
Current liabilities	(10,234)	(583)	(10,817)
Net assets	11,102	31,931	43,033
Consideration, including costs, settled in cash			43,033

The fair value adjustments to intangible fixed assets, including goodwill, represent the difference between the book values at historic cost as shown in the accounts of the acquired business and the values at acquisition as determined by NDS's independent valuers. The adjustment to debtors is to re-state amounts at their realisable value. The adjustment to current liabilities is in respect of contractual liabilities not recognised under the accounting policies adopted by the acquired business.

The Directors have examined in detail the plans and projections of the acquired business and the way in which it has been integrated quickly into the rest of the NDS organisation. As a result of this assessment the Directors have concluded that the values attributed to the intellectual property rights and products of the MediaHighway business are supported by the business plans and cash flow projections. However, the projections of the incremental future cash flows attributable to the acquired business do not support the value of the goodwill acquired. Accordingly an impairment charge has been recorded to write down the acquired goodwill from its cost of £6,510,000 to nil.

The accounts of the acquired business for the period from 1 August 2003 to 16 December 2003 show revenue of £9.1 million, operating loss of £1.0 million, loss before tax of £1.1 million, tax of £nil and loss after tax of £1.1 million. There were no recognised gains or losses other than the loss for the period. The business did not exist as a separate entity prior to 1 August 2003 and accordingly it is not possible to present the results of the business for its previous financial year. For the period from 16 December 2003 until 30 June 2004 the MediaHighway business contribution to the consolidated results of the Group was revenue of £7,824,000, cost of sales of £467,000, operating expenses of £14,231,000, plus £2,641,000 of regular amortisation and £6,510,000 of goodwill impairment charge.

b) Group investments

Group investments comprise shares listed on the Alternative Investment Market in London and are stated at their market value as at 30 June 2004 and were acquired in connection with the transaction referred to in Note 3c.

c) Company investments

	30 June 2004 £'000	30 June 2003 £'000
Shares in subsidiary undertakings	**91,397**	91,397
Loan to subsidiary undertaking	**295,000**	295,000
	386,397	386,397

There has been no movement in Company fixed asset investments in the year ended 30 June 2004. The loan to a subsidiary undertaking is interest free and carries no fixed repayment date.

d) Subsidiary undertakings

The Company and the NDS Group have investments in the following subsidiary undertakings:

	Country of incorporation	Description and proportion of shares held at 30 June 2004	Principal activity
NDS Limited	Great Britain	22,000,001 ordinary shares of £1 each (100%)	Provision of technology for digital pay-TV and intermediate holding company
News Datacom Limited*	Great Britain	20,000,000 ordinary shares of £1 each (100%)	Provision of conditional access technology
NDS Technologies Israel Limited*	Israel	2,380 ordinary shares of NIS1 each (100%)	Research and development
NDS Americas Inc.	USA	100 shares of common stock of no par value (100%)	Marketing, customer support and operations
NDS Asia Pacific Limited	Hong Kong	2 ordinary shares of HK$1 each (100%)	Marketing and customer support
Orbis Technology Limited	Great Britain	1,363,204 ordinary shares of 0.01p each (100%)	Provision of betting applications
Digi-Media Vision Limited	Great Britain	1 ordinary share of £1 (100%)	Licensing of intellectual property and intermediate holding company
NDS Asia Pacific Pty Limited	Australia	2 ordinary shares of A$1 each (100%)	Marketing and customer support
NDS Marketing Israel Limited	Israel	100 ordinary shares of NIS1 each (100%)	Marketing and customer support
NDS Beijing Information Technology Company	China	US$1,000,000 contributed capital (100%)	Research and development
Visionik A/S	Denmark	1,041 Series A shares with nominal value of DKK 1,041,000 (72% of total capital being 100% of equity capital)	Provision of interactive television applications
NDS Technologies France SAS*	France	1,404,000 shares of €10 each (100%)	Development and supply of middleware

* indirect holding

10. Intangible fixed assets

	Goodwill £'000	Intellectual property rights £'000	Total £'000
Cost			
Beginning of year	91,045	5,754	96,799
Acquisition of MediaHighway	6,510	34,745	41,255
Other additions	-	104	104
Foreign exchange adjustment	-	(141)	(141)
End of year	97,555	40,462	138,017
Accumulated amortisation			
Beginning of year	30,618	2,132	32,750
Regular charge for the year	7,854	4,587	12,441
Impairment charge	6,510	-	6,510
Foreign exchange adjustment	-	(5)	(5)
End of year	44,982	6,714	51,696
Net book value			
Beginning of year	60,427	3,622	64,049
End of year	52,573	33,748	86,321

11. Tangible fixed assets

	Leasehold improvements £'000	Equipment & furniture £'000	Total £'000
Cost			
Beginning of year	9,882	49,319	59,201
Acquisition of MediaHighway	-	2,048	2,048
Other additions	1,880	8,588	10,468
Disposals	(87)	(3,168)	(3,255)
Foreign exchange adjustment	(558)	(3,260)	(3,818)
End of year	11,117	53,527	64,644
Accumulated depreciation			
Beginning of year	6,400	38,104	44,504
Charge for the year	1,580	6,716	8,296
Disposals	(75)	(2,958)	(3,033)
Foreign exchange adjustment	(457)	(2,415)	(2,872)
End of year	7,448	39,447	46,895
Net book value			
Beginning of year	3,482	11,215	14,697
End of year	3,669	14,080	17,749

12. Stocks

	30 June 2004 £'000	30 June 2003 £'000
Smart cards and their components	**19,266**	6,308
Contract work-in-progress	**416**	1,309
	19,682	7,617

Smart cards and their components are considered to be in the state of work-in-progress. There is no material difference between the balance sheet value of stock and its replacement cost.

13. Debtors

a) Group

Amounts falling due within one year:

	30 June 2004 £'000	30 June 2003 £'000
Trade debtors	**46,121**	26,765
Accrued income	**11,952**	4,322
Corporate tax recoverable	**69**	984
Value Added Tax and similar taxes recoverable	**1,909**	473
Other debtors	**1,172**	326
Prepaid expenses	**8,668**	3,245
	69,891	36,115

Trade debtors are stated net of a provision for doubtful debts of £1,653,000 (2003: £5,561,000). Trade debtors include amounts due from related parties arising out of trading transactions, as disclosed in Note 28a.

b) Company

Company debtors comprise amounts falling due on demand from a subsidiary undertaking.

14. Cash

Group cash balances comprise:

	30 June 2004 £'000	30 June 2003 £'000
Short-term deposits	**91,523**	88,103
Freely available cash at bank and in hand	**33,563**	33,417
	125,086	121,520

Short-term deposits have maturities between 1 and 20 days.

15. Creditors - Amounts falling due within one year

a) Group

	30 June 2004 £'000	30 June 2003 £'000
Amounts due in respect of the acquisition of Visionik A/S	**9**	390
Trade creditors	**26,506**	6,357
Due to The News Corporation Group	**1,700**	1,579
Corporate tax payable	**3,727**	7,745
Payroll taxes and social security	**3,444**	1,604
Value Added Tax and similar taxes payable	**2,204**	1,950
Other creditors	**2,765**	3,091
Customer deposits and deferred income	**33,323**	14,137
Accrued expenses	**20,941**	16,644
Deferred government grants	**541**	584
	95,160	54,081

b) Company

	30 June 2004 £'000	30 June 2003 £'000
Due to subsidiary undertaking	**-**	1,117
Accrued expenses	**-**	508
	-	1,625

16. Creditors - Amounts falling due after more than one year

	30 June 2004 £'000	30 June 2003 £'000
Loan finance	**-**	366
Deferred government grants	**1,083**	1,167
	1,083	1,533

Interest-free loan finance was provided by the minority shareholder of Fancy a Flutter Limited. The Group's interest in Fancy a Flutter Limited was sold during the year ended 30 June 2004, as described in Note 3c.

17. Provision for liabilities and charges

	Changeover provision £'000	Employee benefits and taxes £'000	Onerous leases £'000	Total £'000
Beginning of year	2,920	1,093	2,315	6,328
Charged to profit and loss account	13,825	1,324	3,340	18,489
Used	(770)	(268)	(877)	(1,915)
Foreign exchange movement	-	(95)	(3)	(98)
End of year	15,975	2,054	4,775	22,804

The basis for the estimate of the changeover provision is set out in Note 1m under the discussion of subscriber fees. The provision is expected to be used over the next four years. The provision for employee benefits and taxes relates to severance pay (see Note 26d), National Insurance (see Note 1p and Note 26g) and the UK defined benefit pension scheme (see Note 27). The provision for onerous leases is in respect of leased properties which are surplus to the Group's requirements. The maximum potential liability is approximately £9.4 million and extends to June 2014. The provision is based on the net amount expected to be paid by the Group after recoveries from third parties and is expected to be used over the next four years.

18. Minority interests

The movement in equity minority interests in Fancy a Flutter Limited is as follows:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Beginning of year	**58**	-
Equity capital contributed by minority shareholder	**-**	160
Share of losses attributable to minority shareholder	**(472)**	(102)
Disposal	**414**	-
End of year	**-**	58

19. Called-up share capital

a) Called-up equity share capital of the Company

	30 June 2004 US$'000	30 June 2003 US$'000
Authorised:		
48,000,000 Series A ordinary shares of $0.01 each	**480**	480
52,000,000 Series B ordinary shares of $0.01 each	**520**	520
	1,000	1,000

	30 June 2004 £'000	30 June 2003 £'000
Allotted, issued and fully paid:		
12,186,598 (2003: 11,983,681) Series A ordinary shares of $0.01 each	**76**	75
42,001,000 Series B ordinary shares of $0.01 each	**264**	264
	340	339

During the year, 202,917 Series A ordinary shares were issued on exercise of employee share options for cash consideration of £1,249,000.

The two classes of ordinary shares entitle the holder to the same rights except that the Series A and Series B ordinary shares are entitled to one vote and ten votes per share respectively. The Series B ordinary shares may be converted by the shareholder into Series A ordinary shares, at the instigation of the shareholder at any time. Automatic conversion will occur if any sale, transfer or other disposal results in the cessation of the ultimate beneficial ownership of the Series B ordinary shares being retained by entities controlled by The News Corporation Group.

b) Non-equity share capital
Non-equity share capital comprises 42,000,002 Deferred Shares of £1 each, all authorised, issued and fully paid. The Deferred Shares do not entitle the holders thereof to receive notice of, or attend or vote at, meetings of shareholders of the Company, or to receive dividends. Upon liquidation of the Company, the Deferred Shares entitle the holders to repayment of the capital paid up on those shares, but only after each holder of ordinary shares has received (i) the amount paid up on his shares and (ii) an additional sum of $1 million per share.

c) Share options
The Company has three executive share option schemes: The NDS 1997 Executive Share Option Scheme ("the 1997 scheme"), The NDS 1999 Executive Share Option Scheme ("the 1999 unapproved scheme") and The NDS UK Approved Share Option Scheme ("the 1999 approved scheme"). The provisions of each scheme are substantially the same, except that the 1999 approved scheme is approved by the UK Inland Revenue for the purposes of granting UK employees options over shares in the Company which are free from income tax in the hands of the employee under certain circumstances. Following the creation of the 1999 unapproved scheme, no further options will be granted under the 1997 scheme.

The schemes provide for the grant of options to purchase Series A ordinary shares in NDS Group plc with a maximum term of 10 years. Options granted under the schemes vest over a four-year period. The schemes authorise options to be granted subject to a maximum of 10% of the ordinary shares of the Company in issue at the date of grant. Options granted prior to the Initial Public Offering were granted at the Directors' estimate of the market value of the Company, as supported by independent advice. Vested options became exercisable following the Initial Public Offering of the Series A ordinary shares on 22 November 1999. With the exception of the matter referred to below, all options granted on, and subsequent to, the Initial Public Offering have been granted at an exercise price equal to the quoted closing price of the Series A ordinary shares on the Nasdaq Exchange on the last trading day before the date of grant. On 5 September 2000, options over 10,000 shares were granted at an exercise price of $20 per share. The intrinsic value of these options as at the date of grant was £362,000 (determined using the exchange rate as of the date of grant). This amount has been charged to the profit and loss account over the vesting period of the options. A net compensation credit of £32,000 has been recorded in the year ended 30 June 2004 as a result of unvested options lapsing (2003: compensation cost of £40,000). No charge for compensation cost arises in respect of any other options granted under these schemes.

In addition, NDS operates employee share ownership schemes in UK, Israel and USA. These enable employees to enter into a fixed-term savings contract with independent financial institutions linked to an option to subscribe for Series A ordinary shares in the Company. The option price is set at a discount of between 15% and 20% of the quoted closing price of the Series A ordinary shares on the Nasdaq Exchange on the last trading day before the announcement of the schemes. The UK scheme is approved as an SAYE scheme by the UK Inland Revenue; the schemes available to Israeli and US employees have equivalent terms. Accordingly, no charge for compensation cost arises in respect of options granted under these schemes.

The option prices have been determined in US dollars because that is the denomination of the market in which the shares are most easily traded. The exchange rate as at 30 June 2004 was £1=US$1.8277 and the Company's quoted closing share price was $24.500. The number and weighted average exercise prices of options are as follows:

	Number	Weighted average exercise price
Options outstanding, beginning of year	4,207,909	$14.065
Options granted	863,616	$17.120
Options forfeited	(25,151)	$39.659
Options exercised	(202,917)	$11.014
Options outstanding, end of year	4,843,457	$14.604
Options vested, beginning of year	2,389,932	$13.192
Options vested, end of year	2,728,529	$14.533

Options outstanding as at 30 June 2004 expire as follows:

Expiry date	Number	Exercise price
31 August 2004	17,278	$8.600
30 September 2004	185,931	$8.096
30 October 2004	3,001	$34.500
30 April 2006	305,807	£5.28
21 May 2007	523,565	$8.140
5 April 2008	406,113	$8.140
24 March 2009	474,580	$9.850
4 May 2009	4,000	$9.850
22 November 2009	729,534	$20.000
24 January 2010	11,500	$43.000
27 April 2010	11,312	$56.875
24 September 2010	8,750	$20.000
4 December 2010	20,439	$60.000
3 October 2011	892,869	$21.900
12 March 2012	23,600	$16.950
2 June 2012	5,000	$11.400
20 November 2012	216,658	$6.500
8 January 2013	152,450	$7.530
9 February 2013	5,000	$7.490
4 November 2013	846,070	$17.120
	4,843,457	

20. Reserves

a) Reserves (Group)

Movements in the Group's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2003	127,777	49,816	133,265	(166,926)	143,932
Profit for the financial year	-	-	-	18,469	18,469
Shares issued	1,248	-	-	-	1,248
Share options	-	-	-	(32)	(32)
Foreign exchange movement	-	-	-	(2,780)	(2,780)
As at 30 June 2004	129,025	49,816	133,265	(151,269)	160,837

b) Reserves (Company)

Movements in the Company's reserves for the year are as follows:

	Share premium £'000	Merger reserve £'000	Capital contribution £'000	Profit and loss account £'000	Total £'000
As at 1 July 2003	127,777	49,816	133,265	31,598	342,456
Profit for the financial year	-	-	-	46,816	46,816
Shares issued	1,248	-	-	-	1,248
Share options	-	-	-	(32)	(32)
As at 30 June 2004	129,025	49,816	133,265	78,382	390,488

The profit for the financial year dealt with in the company accounts of NDS Group plc was £46,816,000 (2003: £13,943,000). As permitted by Section 230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the Company.

21. Reconciliation of movements in Group shareholders' funds

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Profit for the financial year	**18,469**	26,040
Other recognised losses relating to the year	**(2,780)**	(3,617)
	15,689	22,423
Issue of shares for cash	**1,249**	-
Share options	**(32)**	40
	16,906	22,463
Opening shareholders' funds	**186,271**	163,808
Closing shareholders' funds	**203,177**	186,271

22. Reconciliation of operating profit to operating cash flows

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Operating profit	**25,821**	36,803
Depreciation	**8,296**	8,080
Amortisation of intangible fixed assets	**18,951**	9,736
Losses on investments	**244**	465
Share-based compensation	**101**	361
Release of deferred capital government grants	**(562)**	(644)
Decrease (increase) in stocks	**(12,035)**	29,448
Decrease (increase) in debtors	**(29,688)**	11,480
Increase (decrease) in creditors	**34,746**	(36,464)
Increase (decrease) in provisions	**16,574**	(14,468)
Net cash inflow from operating activities	**62,448**	44,797

23. Analysis of cash flows

a) Returns on investments and servicing of finance

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Interest received	**3,970**	2,930
Interest paid	**(28)**	(8)
Net cash inflow	**3,942**	2,922

b) Taxation

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
UK tax paid	**(11,577)**	(10,889)
Overseas tax paid	**(2,526)**	(3,702)
Net cash outflow	**(14,103)**	(14,591)

c) Capital expenditure and financial investment

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Purchase of tangible fixed assets	**(10,468)**	(6,120)
Purchase of intangible fixed assets	**(104)**	(482)
Proceeds from sale of tangible fixed assets	**105**	66
Capital grants received	**222**	861
Proceeds from sale of investments	**-**	500
Net cash outflow	**(10,245)**	(5,175)

d) Acquisitions and disposals

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Cash payments in connection with acquisition of Visionik A/S	**(385)**	(4,856)
Cash payments in connection with acquisition of MediaHighway	**(43,033)**	-
Cash balances acquired with MediaHighway	**5,882**	-
Cash of Fancy a Flutter Limited at disposal	**(476)**	-
Restricted cash taken off deposit in connection with acquisitions	**-**	4,860
Loans repaid by associated undertaking	**-**	1,667
Net cash inflow (outflow)	**(38,012)**	1,671

e) Management of liquid resources

During the year ended 30 June 2004, a net amount of £3,589,000 (2003: £25,637,000) cash was placed on short term deposit with banks. Notice periods for withdrawal are between 1 and 20 days (2003: between 1 and 77 days).

f) Financing

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Proceeds from issue of shares	**1,249**	-
Equity capital contributed by minority interests	**-**	160
Loan finance provided by minority interests	**24**	366
Net cash inflow	**1,273**	526

g) Effect of acquisition of MediaHighway

The MediaHighway business used net cash from operating activities of £4,262,000 and incurred capital expenditure cash payments of £1,651,000.

24. Analysis and reconciliation of net funds

a) Analysis of movements in net funds

Year ended 30 June 2004

	1 July 2003 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	30 June 2004 £'000
Available cash	33,417	1,714	(1,568)	-	33,563
Short term deposits	88,103	3,589	(169)	-	91,523
Net cash	121,520	5,303	(1,737)	-	125,086
Loan finance	(366)	(24)	-	390	-
Due in respect of acquisition of Visionik A/S	(390)	385	(4)	-	(9)
Net funds	120,764	5,664	(1,741)	390	125,077

Year ended 30 June 2003

	1 July 2002 £'000	Cash flow £'000	Foreign exchange movements £'000	Other non-cash changes £'000	30 June 2003 £'000
Available cash	30,986	4,513	(2,082)	-	33,417
Short term deposits	62,482	25,637	(16)	-	88,103
Restricted cash	5,034	(4,860)	(174)	-	-
Net cash	98,502	25,290	(2,272)	-	121,520
Loan finance	-	(366)	-	-	(366)
Due in respect of Visionik acquisition of Visionik A/S	(5,159)	4,856	(350)	263	(390)
Net funds	93,343	29,780	(2,622)	263	120,764

b) Reconciliation of net funds

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Increase in cash in year	**1,714**	4,513
Cash placed on short term deposit	**3,589**	25,637
Cash withdrawn from restricted deposit	**-**	(4,860)
Loan finance received	**(24)**	(366)
Paid in respect of Visionik acquisition	**385**	4,856
Change in net cash resulting from cash flows	**5,664**	29,780
Non-cash transactions	**390**	263
Foreign currency translation differences	**(1,741)**	(2,622)
Movement in net funds in year	**4,313**	27,421
Net funds, beginning of year	**120,764**	93,343
Net funds, end of year	**125,077**	120,764

25. Non-cash transactions

The loan finance ceased to be a liability of the Group during the year on the disposal of Fancy a Flutter Limited for non-cash consideration as described in Note 3c. Adjustments in the prior year to the consideration payable in respect of the acquisition of Visionik A/S was also a non-cash transaction.

26. Commitments and contingencies

a) Financial commitments

Capital expenditure contracted for but not provided for in the financial statements amounted to £0.3 million (2003: £0.1 million).

b) Lease commitments

The Company and certain subsidiary undertakings occupy buildings held on short-term leases. The annual rentals paid on these leases during the year ended 30 June 2004 were £8,389,000 (2003: £6,882,000). The rents payable under these leases are subject to re-negotiation at various intervals specified in the leases. Certain of the leases are held by companies within The News Corporation Group. NDS has entered into indemnity agreements whereby it will be liable for all amounts due relating to the leases.

Minimum annual commitments under operating leases are as follows:

	30 June 2004 £'000	30 June 2003 £'000
Expiry date of lease:		
- Within one year	**862**	351
- In two to five years inclusive	**3,055**	2,945
- Over five years	**4,110**	2,701
	8,027	5,997

The future minimum rental commitments as of 30 June 2004 fall due in the following periods:

Year ending 30 June	£'000
2005	8,027
2006	7,740
2007	7,115
2008	6,591
2009	5,852
Thereafter	28,089
	63,414

£4,775,000 of these amounts is included within the provision for onerous leases shown in Note 17.

c) Litigation

On 6 June 2003, Echostar Communications Corporation, Echostar Satellite Corporation, Echostar Technologies Corporation and Nagrastar L.L.C. (collectively, "Echostar") filed an action against NDS in the United States District Court for the Central District of California. Echostar filed an amended complaint on 8 October 2003. The amended complaint purported to allege claims for violation of the Digital Millennium Copyright Act ("DMCA"), the Communications Act of 1934 ("CA"), the Electronic Communications Privacy Act, The Computer Fraud and Abuse Act, California's Unfair Competition statute and the federal RICO statute. The complaint also purported to allege claims for civil conspiracy, misappropriation of trade secrets and interference with prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court, except for the DMCA, CA and unfair competition claims, and the Court limited these claims to acts allegedly occurring within three years of the filing of the complaint. Echostar filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. The motion was scheduled to be heard by the Court on 23 July 2004. On 21 July 2004, the Court issued an order granting a motion for a more definite statement and gave Echostar 10 days in which to file a third amended complaint that corrects the deficiencies noted in the court's order. EchoStar filed a third amended complaint on 4 August 2004. NDS intends vigorously to defend the action.

On 25 July 2003, Sogecable, S.A. and its subsidiary Canalsatellite Digital, S.L., Spanish satellite broadcasters and customers of Canal+ Technologies SA (together, "Sogecable"), filed an action against NDS in the United States District Court for the Central District of California. Sogecable filed an amended complaint on 9 October 2003. The amended complaint purported to allege claims for violation of the DMCA and the federal RICO statute. The amended complaint also purported to allege claims for interference with contract and prospective business advantage. The complaint sought injunctive relief, compensatory and exemplary damages and restitution. On 22 December 2003, all of the claims were dismissed by the court. Sogecable filed a second amended complaint. NDS filed a motion to dismiss the second amended complaint on 31 March 2004. On 4 August 2004, the court issued an order dismissing the second amended complaint in its entirety. Sogecable has until 4 October 2004 to file a third amended complaint should it choose to do so.

In September 2002, NDS Group plc and two of its subsidiaries were named as defendants in a lawsuit filed by DIRECTV, Inc. and certain of its affiliates in the United States District Court for the Central District of California. At DIRECTV's request, the action was filed under seal. On 21 October 2002, NDS filed counterclaims against DIRECTV and a chip manufacturer. In late April 2003, the parties agreed to stay proceedings pending efforts to resolve the disputes through mediation. In August 2003, the parties agreed to stay the litigation between them until the closing of The News Corporation Group's acquisition of a 34% interest in Hughes Electronics Corporation ("Hughes"), the parent company of DIRECTV. The closing of the acquisition of the Hughes interest occurred on 22 December 2003, and on 30 December 2003 the litigation and all claims and counterclaims alleged therein were dismissed with prejudice.

On 2 October 2002, NDS Americas, Inc. was served with subpoenas by the U.S. Attorney's office in San Diego, California, seeking documents apparently in connection with an investigation related to claims made in early 2002 by Canal+ Technologies SA (these claims having been dismissed) and the Echostar claims referred to below. NDS is co-operating with the investigation. NDS was advised by the U.S. Attorney's Office in San Diego that it was not currently considered either a target or a subject in the investigation. Lead responsibility for the investigation has been transferred to the U.S. Attorney's office for the Central District of California. On 3 February 2004, the U.S. Attorney's office notified NDS that it had completed its investigation and concluded that, based on information and evidence gathered, the claims against NDS did not warrant further investigation or action.

The costs of dealing with these matters have been expensed as incurred. Any further costs incurred will be recorded in financial statements for future periods.

d) Severance pay

In certain countries in which NDS operates, it is required to make severance payments to dismissed employees and employees leaving employment in certain other circumstances, on the basis of the latest monthly salary for each year of service. This liability is provided for by payments of premiums to insurance companies under approved plans. Provision is made in the financial statements for amounts payable that are not funded by insurance policies.

The gross liability and the amount funded by insurance policies are:

	30 June 2004 £'000	30 June 2003 £'000
Gross severance pay liability	**10,717**	9,985
Amounts funded by insurance policies	**(9,381)**	(9,348)
Net provision	**1,336**	637

Because the gross liability reflects the contracts of employment, it is denominated in US dollars, whereas the amount funded by insurance policies is regulated by the Israeli Government and is denominated in Israeli shekels. Accordingly, the net provision is subject to fluctuations depending on the relative values of the US dollar and Israeli shekel. The net provision above is included within the provision for employee benefits and taxes in Note 17.

e) Government grants

A subsidiary company has received government grants towards the cost of certain capital expenditure. If the conditions of the grants are not complied with, the grants may be required to be refunded, in whole or in part, with interest from the date of receipt. The major conditions relating to a grant concern the maintenance of adequate non-distributable reserves and retention of the associated assets for a set period of time. The cumulative amount received and receivable to 30 June 2004 amounted to approximately £6 million. It is not anticipated that any repayment will be required. The fixed assets of the subsidiary company, with a net book value of approximately £5.4 million as at 30 June 2004, are the subject of a floating charge to secure compliance with the terms of the grants.

f) Intellectual property rights

The nature of the Group's business is such that it is subject to claims by third parties alleging infringements of various intellectual property rights. NDS vigorously defends such claims. Where a liability arising from these claims is probable, provision is made based on management's best estimate. It is not considered that any resulting liability in excess of amounts provided for in these financial statements would materially affect the financial position of NDS.

g) National Insurance on share options

The Company has granted options to certain UK employees under share option schemes. UK law levies Employer's National Insurance contributions on the gains made by employees upon exercise of certain options. Provision is made over the vesting period of relevant options based on the prevailing National Insurance rate and the difference between the market value of the underlying shares at the balance sheet date (being $24.50 per share) and the option exercise price. A similar liability to National Insurance arises on undistributed, fully vested assets held by an employee benefits trust, which will crystallise when the assets are distributed. The amount provided as at 30 June 2004 and included within provision for employee benefits and taxes in Note 17 is £478,000 (2003: £128,000). The provision is expected to be utilised over the life of the options as set out in Note 19c. The provision would have been £147,000 higher had the share price been 10% higher than that prevailing on 30 June 2004. . The provision would have been £151,000 higher if all relevant options extant at 30 June 2004 had been capable of being exercised on that date.

h) Guarantees

NDS has entered into various warranties and guarantees to support performance bonds issued to customers to which it has supplied technology. The nature and fair value of these commitments has been considered in determining the revenues and costs recognised in these financial statements.

The Company and certain subsidiaries have entered into cross-guarantees with HSBC Bank plc providing mutual guarantees with other companies within The News Corporation Group for amounts owed to the bank.

27. UK defined benefit pension obligations

NDS has certain liabilities to a small number of current and former employees who are members of a UK defined benefit pension scheme. An actuarial valuation using the projected unit method as at 30 June 2004 showed an excess of liabilities over assets of approximately £4 million, which equates to a funding level of 54%. Under the Group's current accounting policy, the charge for the year in respect of the defined benefit scheme was £136,000 (2003: £150,000). No contributions were unpaid or prepaid as at 30 June 2004 or 30 June 2003.

As at 30 June 2004, provisions for employee benefits and taxes in Note 17 includes an amount of £240,000 (2003: £327,000) in respect of the difference between cash payments and cumulative costs charged to the profit and loss account. The scheme is closed and the age profile of the active membership is rising significantly and therefore the current service cost is likely to increase over the coming years. The trustees of the scheme, the actuaries and the Directors have agreed to make additional lump sum payments into the scheme and the contribution rates of employed members have been set individually.

The actuarial valuation has been updated to 30 June 2004 using the following assumptions:

	As at 30 June 2004	As at 30 June 2003	As at 30 June 2002
Rate of increase in salaries	**4.50%**	4.50%	4.70%
Rate of increase in pensions in payment	**3.00%**	3.20%	3.20%
Discount rate	**5.75%**	5.30%	5.80%
Inflation assumption	**3.00%**	2.50%	2.70%

The assets in the scheme and the expected rate of return were as follows:

	Long-term rate of return expected at 30 June 2004	**Value at 30 June 2004 £'000**	Long-term rate of return expected at 30 June 2003	Value at 30 June 2003 £'000	Long-term rate of return expected at 30 June 2002	Value at 30 June 2002 £'000
Equities	**8.50%**	**2,814**	6.50%	2,435	7.00%	3,259
Bonds	**5.50%**	**1,802**	4.90%	1,571	5.40%	741
Property	**4.00%**	**61**	4.00%	28	4.00%	191
Total market value of assets		**4,677**		4,034		4,191
Present value of liabilities		**(8,719)**		(8,309)		(7,144)
Deficit in the scheme		**(4,042)**		(4,275)		(2,953)
Related deferred tax asset		**1,213**		1,283		886
Net pension liability		**(2,829)**		(2,992)		(2,067)

The amounts have not been recognised in these financial statements because NDS has elected to provide only the disclosures required by FRS 17 until its full adoption becomes mandatory. Had FRS 17 been adopted, the effect would have been as follows:

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Analysis of amount charged to operating profit		
Current service cost	**94**	90
Past service cost	**-**	-
Total operating charge	**94**	90
Analysis of amount charged to other finance income		
Expected return on pension scheme assets	**243**	285
Interest on pension scheme liabilities	**(442)**	(416)
Net finance cost	**(199)**	(131)

	Year ended 30 June 2004 £'000	Year ended 30 June 2003 £'000
Analysis of amount recognised in statement of total recognised gains and losses		
Actual return less expected return on pension scheme assets	**180**	(712)
Experience gains arising on the scheme liabilities	**-**	50
Changes in assumptions underlying the present value of the scheme liabilities	**105**	(747)
Actuarial gain (loss) recognised in statement of total recognised gains and losses	**285**	(1,409)

Movement in deficit during the year		
Deficit in scheme, beginning of year	**(4,275)**	(2,953)
Movement in year:		
Current service cost	**(94)**	(90)
Contributions	**241**	308
Past service costs	**-**	-
Other finance charges	**(199)**	(131)
Actuarial gain (loss)	**285**	(1,409)
Deficit in scheme, end of year	**(4,042)**	(4,275)

History of experience gains and losses

	Year ended 30 June 2004	Year ended 30 June 2003
Difference between expected and actual return on scheme assets:		
Amount (£'000)	**180**	(712)
As a percentage of scheme assets	**4%**	-18%
Experience gains and losses on scheme liabilities:		
Amount (£'000)	**-**	50
As a percentage of scheme liabilities	**0%**	1%
Total amount recognised in statement of total recognised gains and losses:		
Amount (£'000)	**285**	(1,409)
As a percentage of scheme liabilities	**3%**	-17%

Balance sheet presentation

	As at 30 June 2004 £'000	As at 30 June 2003 £'000
Net assets as reported	**203,177**	186,271
Effect of SSAP 24, net of tax	**168**	229
Net assets excluding pension deficit	**203,345**	186,500
Pension deficit, net of tax	**(2,829)**	(2,992)
Net assets including pension deficit	**200,516**	183,508

Reserves note		
Profit and loss account as reported	**(151,269)**	(166,926)
Effect of SSAP 24, net of tax	**168**	229
Profit and loss account excluding pension deficit	**(151,101)**	(166,697)
Pension reserve, net of tax	**(2,829)**	(2,992)
Profit and loss account	**(153,930)**	(169,689)

28. Related party transactions

NDS conducts business transactions with The News Corporation Group on normal commercial terms. These entities are considered to be related parties. Agreements covering these arrangements were entered into in the context of two entities over which a third entity exercises significant influence or control. There can be no assurance therefore, that each of the agreements, or the transactions provided for therein, or any amendments thereto have been effected on terms at least as favourable to NDS as could have been obtained from unaffiliated third parties.

These transactions are of two main types, which are the provision by NDS of technology and services for digital pay-TV systems and the receipt by NDS of administrative services from The News Corporation Group.

a) Provision of technology and services for digital pay-TV systems

Technology and services for digital pay-TV systems are supplied to both associated and subsidiary undertakings of The News Corporation Limited. These principal related parties supplied by NDS are BSkyB, DIRECTV (from December 2003), DIRECTV Latin America (from December 2003), Sky Brasil, Sky Mexico, DTH TechCo, Sky Colombia, Sky Chile, Sky Italia, STAR TV, FOXTEL and Sky Network Television. For the year ended 30 June 2004, revenue included £131 million (2003: £79 million) from such related parties. As at 30 June 2004, trade debtors included £33 million (2003: £13 million) from such related parties for goods and services supplied. No bad debt provisions are associated with such amounts.

b) Administration and finance services

The News Corporation Group provides services under a Master Intercompany Agreement which provides, among other things, for arrangements governing the relationship between NDS and The News Corporation Group. The consideration for each of the services and other arrangements set forth in the Master Intercompany Agreement is mutually agreed and based upon allocated costs. All such consideration and any material arrangements are subject to the approval of the Audit Committee of NDS Group plc. The services covered by the Master Intercompany Agreement include cash management and financing, services of Group employees, facility arrangements, employee matters, including pensions and certain other services. Amounts charged in respect of these services amounted to £132,000 (2003: £124,000). As at 30 June 2004, £1.7 million (2003: £1.6 million) was owed to The News Corporation Group in respect of administrative services and operating costs paid on behalf of NDS.

NDS has a short term loan facility of £30 million from The News Corporation Group. The facility has no expiry date and no amounts have been drawn down during the two years ended 30 June 2004. The facility is considered to be adequate for NDS's needs.

c) UK Corporation Tax

NDS Group plc entered into a Group Relief Agreement, with a UK member of The News Corporation Group, which provides for the mutual surrender of losses and other allowances by group relief. Subject to the terms of the agreement, the party accepting such surrender shall pay or cause to be paid to the surrendering party an amount equal to the amount of tax such accepting party would have paid but for such surrender. The Group tax charge includes such amounts and part of the corporate tax liability included in these financial statements may be settled by payments to The News Corporation Group, rather than the Inland Revenue.

29. Derivatives and financial instruments

a) Qualitative discussion on financial risks

NDS is exposed to financial risk factors in the normal course of business. The disclosures in this note deal with financial assets and financial liabilities as defined in FRS 13: "Derivatives and other financial instruments: Disclosures". For this purpose non-equity shares issued by the Company are dealt with in the disclosures in the same way as the Group's financial liabilities but separately disclosed. Certain financial assets such as investments in subsidiary companies are also excluded from the scope of these disclosures. As permitted by FRS 13, short-term debtors and creditors have been excluded from the disclosures, other than the currency disclosures. The principal factors identified by the Directors are as follows:

Foreign exchange

NDS operates in international markets and has operational presence in several countries. Accordingly it has substantial transactions which are denominated in US dollars and euros, as well as its main functional currency of pounds sterling. All material contracts with customers in Latin America and the Asia Pacific region are denominated in US dollars. Operating costs are also incurred in the currencies of the various countries in which the Group operates.

Gains or losses arising on the realisation or revalution of monetary assets and liabilities are included within administrative expenses, as explained more fully in Note 1k. Movements in foreign exchange rates generated net foreign exchange gains of approximately £nil (2003: gains of £1.1 million) recognised in the profit and loss account. Differences arising on the retranslation of the opening net assets and results of overseas operations resulted in losses of £2.8 million (2003: losses of £3.6 million) being recognised as a movement in consolidated reserves.

Inflation

Inflation has not had any significant impact on the results of operations during either of the two years ended 30 June 2004.

Credit risk

NDS is exposed to the risk that a customer may default on payment of amounts due under contracts. A substantial proportion of revenues is derived from large corporations with substantial assets, but many customers are in the early stages of their business cycle when they are investing heavily to build their businesses which increases credit risk. Additionally, a number of customers are located in countries subject to exchange control regulations, which may restrict their ability to settle debts on a timely basis. The Directors' policy is to reduce credit risk by close monitoring of trade receivables and, if necessary, requiring payment of at least part of amounts due under contracts in advance. Potential customers who are in early stages of development are investigated before orders are accepted to ensure that their business plans appear reasonable and that their investors are credible. During the year, there was a net release of bad debt provisions of £0.9 million, primarily as a result of partial payments of debts previously provided for as a result of two customers emerging from bankruptcy protection and a third customer resuming a payment plan, having previously defaulted. Bad debt provisions at 30 June 2004 amounted to £1,653,000 (2003: £5,561,000).

Interest rate risk

NDS has entered into no fixed rate borrowings. As at 30 June 2004, NDS had cash of £125 million. Cash in excess of immediate requirements is placed on short term deposit, earning variable-rate interest. Accordingly NDS is not currently exposed to fixed interest rate risk. Investments and provisions are non-interest bearing.

Investment risk

NDS has a current asset equity investment in listed securities with a market value of £414,000. Accordingly it is exposed to investment risk on this item.

b) Liquidity and interest rate risks

As at 30 June 2004 the NDS Group had no net debt and cash balances of £125 million. The average interest rate applied to cash balances during the year was 3.9%.

NDS has a short-term loan facility of £30 million from a subsidiary of The News Corporation Limited, which is considered to be adequate for the Group's needs. The facility has no expiry date and has not been used during the year. The News Corporation Group operates collective sterling overdraft facilities with its bankers which allows individual companies in that group to become overdrawn subject to an agreed limit not being exceeded in aggregate. Interest is paid by NDS on sterling overdrafts and is received on sterling cash balances. NDS had no overdraft during the year.

The Company has non-equity capital in the form of Deferred Shares with a book value of £42 million as set out in Note 19b. Given the terms of the Deferred Shares, their fair value is assumed to be zero.

c) Currency risks

The Group's policy is to monitor currency risk associated with projected cash flows and to consider using financial instruments to mitigate that risk. During the year, NDS entered into a €-forward purchase contract to fix the purchase price of the MediaHighway acquisition in the period between signing the acquisition agreement and the completion of the transaction. The contract yielded a gain of £1.1 million on maturity, which has been recognised in the profit and loss account. NDS has not entered into any other free-standing derivative contracts during either of the two years ended 30 June 2004. All monetary assets and liabilities as at 30 June 2004, have been stated in sterling at their re-valued amounts using year end exchange rates.

The table below analyses the net monetary assets or liabilities as at 30 June 2004 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit			
Net foreign currency assets (liabilities)	Sterling £'000	Euro £'000	US dollar £'000	Total £'000
Sterling	-	(1)	21,385	21,384
US dollar	13,583	696	-	14,279
Israeli shekel	-	-	8,893	8,893
Australian dollar	(400)	-	-	(400)
Euro	16,585	-	167	16,752
Other	(195)	-	-	(195)
	29,573	695	30,445	60,713

The table below analyses the net monetary assets or liabilities as at 30 June 2003 that are denominated in currencies that are not the functional currency of the operating unit concerned:

	Functional currency of operating unit		
	Sterling	US dollar	Total
Net foreign currency assets (liabilities)	£'000	£'000	£'000
Sterling	-	15,133	15,133
US dollar	18,662	-	18,662
Israeli shekel	-	9,710	9,710
Australian dollar	(321)	-	(321)
Euro	3,103	-	3,103
Other	(385)	(19)	(404)
	21,059	24,824	45,883

d) Fair values of financial assets and liabilities

The Group's financial assets and liabilities comprise cash and short-term deposits, investments, debtors, creditors and provisions, for which the fair value is equal to the book value.

30. Controlling party

Throughout the period covered by these financial statements, NDS Group plc has been under the control of The News Corporation Limited, a company registered in Australia. As at 30 June 2004, The News Corporation Limited owned approximately 77.51% of the Company's equity share capital and 100% of the Company's non-equity share capital; its interest in the overall voting capacity of the Company's equity was approximately 97.18%. The News Corporation Limited's interest in the Company's shares is held by a wholly owned subsidiary, News Nominees Limited.

The accounts of the smallest group into which the accounts of the Company are consolidated are contained herein. The largest group into which they are consolidated is that headed by The News Corporation Limited. Copies of those accounts are available from The News Corporation Limited, 2 Holt Street, Sydney, New South Wales 2010, Australia.

Five year summary

The following table shows selected financial data which has been derived from the financial statements of the Group and has been produced to show the trend in the performance of the continuing operations of NDS.

Year ended 30 June	2000 £'000	2001 £'000	2002 £'000	2003 £'000	**2004** **£'000**
Revenue	160,214	215,628	240,788	237,237	**220,533**
Cost of sales	(61,958)	(76,676)	(83,107)	(94,467)	**(61,593)**
Gross profit	98,256	138,952	157,681	142,770	**158,940**
Operating expenses, excluding amortisation of intangible fixed assets	(72,415)	(95,182)	(107,636)	(96,365)	**(114,357)**
Earnings before interest, tax and amortisation	25,841	43,770	50,045	46,405	**44,583**
Regular amortisation of intangible fixed assets	(1,536)	(4,590)	(7,350)	(9,602)	**(12,252)**
Goodwill impairment charge	-	-	-	-	**(6,510)**
Operating profit	24,305	39,180	42,695	36,803	**25,821**
Share of associate's operating profit	-	5	21	(280)	**-**
Profit on sale of discontinued operations	5,192	-	-	-	**-**
Net interest income (expense)	(3,389)	2,098	2,513	2,887	**4,214**
Profit before taxation	26,108	41,283	45,229	39,410	**30,035**
Taxation	(6,498)	(12,154)	(14,551)	(13,472)	**(12,038)**
Profit after taxation	19,610	29,129	30,678	25,938	**17,997**
Minority interests	-	-	-	102	**472**
Net income attributable to members of NDS Group plc	19,610	29,129	30,678	26,040	**18,469**

Information for ADR holders

NDS Group plc (NDS) shares are traded in the United States in the form of American Depositary Shares (ADSs), represented by American Depositary Receipts (ADRs). Each ADS represents one series A Ordinary Share of NDS. The Bank of New York is the depositary of the ADSs. The ADSs are listed on NASDAQ under the ticker symbol "NNDS". The ADSs are also quoted on Euronext Brussels.

NDS consolidated financial statements are presented in UK pounds sterling ("£") and have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") which differ in certain respects from generally accepted accounting principles in the United States ("US GAAP"). A discussion of these significant differences and the effects of the adjustments on operating profits, net income and shareholders' deficit, and on certain balance sheet items will be provided in the annual report on Form 20F which will be filed with the Securities and Exchange Commission in due course.

Shareholder information

Registered Office
NDS Group plc
One London Road
Staines
Middlesex
TW18 4EX
United Kingdom

Tel. +44 (0)20 8476 8000
Fax. +44 (0)20 8476 8100

Website: www.nds.com
Email: info@nds.com

Company Registered Number: 1950497

ADR Depositary
The Bank of New York
Investor Relations
P.O. Box 11258
Church Street Station
New York, NY 10286-1258

Toll Free number for US callers:
1-888-BNY-ADRs

International callers can call:
+1 (610) 312 5315

Email: shareowner-svcs@bankofny.com

Websites: www.adrbny.com or www.stock.bankofny.com.

Cautionary Statement Concerning Forward-looking Statements

The statements contained in this document which are not historical facts may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to the plans, projections or future performance of NDS, which involve certain risks and uncertainties, including risk of market acceptance, the effect of economic conditions, possible regulatory changes, technological developments, the impact of competitive pricing and the ability of NDS and its commercial partners to develop systems and solutions which meet the needs of the broadcasting industry in a timely and cost-efficient manner, as well as certain other risks and uncertainties which are detailed in NDS's filings with the SEC. Company or product names have been used for identification purposes only and may be the trademarks or registered trademarks of their respective companies.

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